Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on, 28th May, 2019

Notice is hereby given that the extraordinary general meeting of shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”), will be held at the offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, Israel, on 28th May, 2019, at 4:00 p.m., Israel time (the telephone number at the address is +972-3-303-9000), or at any adjournments thereof (the “Meeting”), for the following purposes:

Following the successful launch of its pivotal phase 3 universal flu vaccine clinical trial in Q4 2018, the Company has been exploring additional financing opportunities and has determined to proceed with a shareholders’ rights offering as described below (the “Rights Offering”).

The purpose of the Rights Offering is to afford existing shareholders the opportunity to participate in a financing that is designed to provide the Company with US$20 million from the Rights Offering and up to an additional US$10 million from a related financing (as more fully described below). The proceeds will be used to fund operations through the end of 2020, including completion of the pivotal Phase 3 trial (second cohort) with the ability to increase the number of participants over that originally contemplated and thereby enhance the statistical power of the trial. Units representing US$20 million will be offered at a price per each ADS of US$5.69 (equal to US $0.14225 per each ordinary share), which reflects the volume based weighted average price for the sixty calendar days to 8th April 2019 inclusive, and the median of the volume based weighted average prices for the thirty, sixty and ninety calendar days respectively to 8th April 2019 inclusive (the “Rights Offering”). The Rights Offering is expected to close within 6 months following the date of this notice and proxy statement.

The Company’s largest shareholder, Angels Investments in Hi Tech Ltd. (“AIHT”), a company fully owned by Mr. Marius Nacht, currently holding 20.56% of the issued and outstanding capital of the Company, has executed a letter agreement with the Company pursuant to which:

(i)	AIHT commits to subscribe for its entire allotment of ordinary shares and ADSs available to it pursuant to the terms of the Rights Offering (the “AIHT Allotment”), subject to the prior fulfillment of the Conditions (as defined below) or their waiver by AIHT; and

(ii)	In consideration for the foregoing commitment by AIHT, the Company grants to AIHT an option (the “Option”) to purchase all ordinary shares and ADSs not subscribed for by holders of ordinary shares and/or ADS holders (the “Unsubscribed Securities”) pursuant to the terms of the Rights Offering; provided, however, that if the aggregate subscription price for the Unsubscribed Securities is less than US$10 million the Option may be exercised to purchase an additional amount of ordinary shares and/or ADSs from the Company such that the aggregate purchase of shares and ADSs pursuant to the Option may equal US$10 million. The Option will be exercisable at the same US$5.69/ADS (US$0.14225/ordinary share) price as ADSs and ordinary shares are offered in the Rights Offering, and otherwise on the same terms as offered in the Rights Offering, and may be exercised by AIHT and/or its affiliate aMoon 2 Fund Limited Partnership (“aMoon 2” and together with AIHT “Angels”) in such ratio as they determine not later than three (3) business days after receiving official notice from the Company of the number and amount of Unsubscribed Securities. All purchases of ordinary shares and ADSs pursuant to the Option are separate from and in addition to the purchase by AIHT of the AIHT Allotment, and are conditioned upon AIHT consummating the subscription for the AIHT Allotment as part of the Rights Offering.

(iii)	The “Conditions” referred to in clause (i) above are:

a.	the approval by shareholders, at the extraordinary general meeting of the Company called by this notice to be held on May 28, 2019, of Proposal # 1 described in the Proxy permitting, in accordance with Section 328(b)(1) of the Israeli Companies Law, Angels to own in excess of 25% or 45% or more of the voting rights of the Company, and subject to the terms as shall be detailed in the Proxy;

b.	the initiation and consummation of the Rights Offering substantially on the terms described in the Proxy and Prospectus; and

c.	the absence of a material adverse change in the business, operations or financial condition of the Company such that the Company would be required, on advice of Company counsel, to amend the final Prospectus to disclose such a change in its affairs and offer rescission to any holder of ordinary shares or of ADSs that has subscribed to units in the Rights Offering prior to the date of such new disclosure.

The purchase by AIHT of the full AIHT Allotment could, and exercise of the Option would, result in Angels owning in excess of 25% (if many shareholders participate in the Rights Offering) and possibly in excess of 45% (if only a few shareholders other than Angels participate) of the voting rights of the Company and therefore requires approval of shareholders pursuant to Section 328(b)(1) of the Israeli Companies Law. In order to maximize the proceeds of the Rights Offering the Company’s board of directors recommends approval of the proposal permitting Angels to own in excess of 25% of the voting rights under one set of conditions and in excess of 45% of the voting rights under another set of conditions, in each case depending upon the level of participation of other shareholders in the Rights Offering.

In connection with the Rights Offering and other matters before the shareholders, it is therefore proposed:

1.	To permit, in connection with participation in the Rights Offering by AIHT and the exercise of the Option by Angels, in such proportion as they, in their sole discretion may determine, Angels to hold shares of the Company which constitute more than

a.	25% of the voting rights in the general meeting of the shareholders of the Company (where no other person or entity holds 25% or more of the voting rights) and thus may become a Controlling Shareholder (as defined under the Israel Companies Law) of the Company, in accordance with section 328(b)(1) of the Israeli Companies Law; or, in the alternative to 1a above,

b.	45% of the voting rights in the general meeting of the shareholders of the Company (where no other person or entity holds 45% or more of the voting rights) and thus may become a Controlling Shareholder (as defined under the Israel Companies Law) of the Company, in accordance with section 328(b)(1) of the Israeli Companies Law The Company does not intend to request an additional resolution by the general meeting of the Company in connection with Angels becoming the holder of or more than 25% or 45% of the voting rights of the Company.

2.	To approve extension and amendment to the Company’ Compensation Policy for Officers of the Company (the “Compensation Policy” or the “Policy”), which would be valid for a period of 3 years from the date of expiration of the previous Compensation Policy that is March 1, 2018, as described in the amended Compensation Policy, a copy of which is attached hereto as Appendix A.

3.	To approve the extension of the management service agreement between the Company and Dr. Babecoff, the CEO and director of the Company, for additional five (5) years, and to approve new compensation terms, as follows: (1) Dr. Babecoff shall be entitled to a 2% salary raise each year for 5 years; (2) the grant of 8,633,310 restricted share units, or RSUs, represented by 215,832 American Depositary Shares (“ADSs”, each ADS represents 40 ordinary shares no par value) representing 3.3% of the current outstanding share capital of the Company (2.48% on a fully diluted basis), in lieu of his forfeiture of 5,929,503 options previously granted to Dr. Babecoff; (3) the grant of a onetime bonus equal to 12 monthly salaries in an aggregate amount of NIS 960,000, in recognition of Dr. Babecoff’s recent extraordinary achievements and performance; (4) the grant of an annual bonus for the year of 2018, in an amount equal to up to 9 monthly salaries of Dr. Babecoff, subject to the fulfillment of annual targets as determined by the board of directors (the “Board”) and as described in the proxy statement. A copy of the proposed agreement with Dr. Babecoff is attached hereto as Appendix B.

4.	To grant Prof. Avner Rotman, Chairman of the Board, a onetime bonus in an amount of NIS 150,000, in recognition of his significant contribution in locating a vice chairman of the Board and for his many years of devoted and loyal service as the Chairman of the Board of the Company.

5.	To grant each of the following members of the Board: Ms. Michal Marom Brikman, Mr. George H. Lowell, Dr. Morris Laster, Dr. Ruth Ben Yakar and Mr. Isaac Devash, as well as to Professor Ruth Arnon, a member of our scientific advisory team, options under the Company’s ESOP exercisable to purchase up to 18,000 Company’s ADSs, each representing 0.28% of the current outstanding share capital of the Company (0.21% on a fully diluted basis).

6.	To grant Dr. Tamar Ben Yedidia, Company’s Chief Scientist, a onetime bonus equal to one monthly salary in an amount of NIS 39,700 and options under the Company’s ESOP exercisable to purchase up to 11,000 ADSs, representing 0.17% of the current outstanding share capital of the Company (0.13% on a fully diluted basis).

7.	To grant CPA Uri Ben Or, the Company’s CFO, options under the Company’s ESOP exercisable to purchase up to 6,500 ADSs, representing 0.10% of the current outstanding share capital of the Company (0.07% on a fully diluted basis).

8.	To approve the services agreement between the Company and Mr. Mark Germain, the vice chairman and director of the Company, attached hereto as Appendix C, to include: (1) the grant of options under the Company’s ESOP exercisable to purchase up to 130,710 ADSs, representing 2% of the current outstanding share capital of the Company (1.5% on a fully diluted basis); (2) a monthly payment of $10,000.

9.	To approve the grant of indemnification and exculpation agreement letters to Mr. Isaac Devash, Dr. Morris Laster and Mr. Mark Germain, under the same terms and conditions as granted to each of the Company’s officers and directors. Copy of the indemnification and exculpation agreement letter is attached hereto as Appendix D.

10.	To approve the amendment of Section 78 of the Company’s articles of association, so that the number of directors, including the external directors, to the extent applicable, shall be no less than three and no more than eleven.

The approval of proposal 1a requires the majority vote of the ordinary shares represented and voting at the Meeting.

The approval of each proposals 1b-9 is subject to the fulfillment of either one of the following voting requirements:

(1)	The majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, shall include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each proposal; or

(2)	The total number of shares held by the shareholders mentioned in clause (1) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

It is hereby clarified that the fulfillment of either one of the abovementioned voting requirements shall constitute an approval of each proposals 1b-9.

(hereinafter together: “Special Majority”)

With respect to the proposals 2 and 3, and pursuant to sections 267A(c), 273(b), 272(c)(3) and 272(c1)(2) to the Israeli Companies Law, the board of directors may approve Proposals 1 and 2 even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of these proposals is for the benefit of the Company, despite the results of the Meeting.

The approval of proposal 10 requires the affirmative vote of at least 75% of the ordinary shares represented and voting at the Meeting.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more person holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company.

“Personal interest” personal interest of a person in an action or transaction of a company, including a personal interest of any of the said person’s relative and of other company that the said person or relative hold 5% or more of such company’s issued shares or voting rights, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 1b-9, your shares will not be voted for Proposals no. 1b-9.

With respect to the proposals 1 and 2, and pursuant to sections 267A(c), 273(b), 272(c)(3) and 272(c1)(2) to the Israeli Companies Law, the board of directors may approve Proposals 1 and 2 even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of the Proposals is for the benefit of the Company, despite the results of the Meeting.

Only shareholders of record at the close of business on May 1, 2019 (hereinafter: the “Record Date”) will be entitled to vote at the Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary TASE share, no par value each (“Shares”), shall entitle its holder to one vote on each matter properly submitted at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, if you do not attend the Meeting in person, you are urged to promptly complete, date and sign a proxy card and to mail it in the envelope provided at your earliest convenience, so that it is received by the Company no later than 4 hours prior to the Meeting. Return of your proxy card does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. Holders of American Depositary Shares (“ADSs”) representing the Company’s Shares are not entitled to attend or vote at the meeting but are entitled to instruct The Bank of New York Mellon (the “Depositary”) how to vote the amount of shares the ADSs represent. A voting instruction card from the holder of ADSs must be received by the Depositary no later than 12:00 p.m. EST on 23 May, 2019_, to be validly included in the tally of votes for the Meeting.

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange Ltd. (“TASE”), may also vote through the attached proxy by completing, dating, signing and mailing the proxy to Adv. Ilan Gerzi, at offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203 (the “legal Counsels” and the “Legal Counsels Address”) no later than 48 hours prior to the scheduled date of the Meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Shares through members of the TASE who vote their Share by proxy, must also provide the Company, through the Legal Counsels’ Address with a copy of their identity card, passport or certification of incorporation, as the case may be.

A shareholder registered in the Company’s shareholders register in Israel and shareholders who hold ordinary shares through members of the TASE must deliver the Company through the Legal Counsels, no later than 4 hours prior to the scheduled date of the Meeting, an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760-2000, as amended.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to Adv. Ilan Gerzi, at offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, upon prior notice and during regular working hours (telephone number: +972-3-303-9000) not later than ten (10) days before the Meeting.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by one or more shareholders who are present in person or by proxy, and who hold or represents shares holding in the aggregate at least ten (10%) percent of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to June 3, 2019, at the same time and place. At the adjournment Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the CFO of the Company (tel: +972-9-7694601; fax: +972-9-7442446).

By Order of the Board of Directors,

Prof. Avner Rotman,
Tel Aviv, Israel	Chairman of the Board
April 22, 2019

Proxy Statement

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on, 28th May, 2019

Notice is hereby given that an Extraordinary Meeting of Shareholders (the “Meeting”) of BiondVax Pharmaceuticals Ltd. (“BiondVax” or the “Company”) will be held at the offices of Pearl Cohen Zedek Latzer Baratz, Legal Counsel to the Company, at Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, Israel on 28th May, 2019, at 4 p.m. Israel time.

These are the matters on the agenda:

Following the successful launch of its pivotal phase 3 universal flu vaccine clinical trial in Q4 2018, the Company has been exploring additional financing opportunities and has determined to proceed with a shareholders’ rights offering as described below (the “Rights Offering”).

The purpose of the Rights Offering is to afford existing shareholders the opportunity to participate in a financing that is designed to provide the Company with US$20 million from the Rights Offering and up to an additional US$10 million from a related financing (as more fully described below). The proceeds will be used to fund operations through the end of 2020, including completion of the pivotal Phase 3 trial (second cohort) with the ability to increase the number of participants over that originally contemplated and thereby enhance the statistical power of the trial. Units representing US$20 million will be offered at a price per each ADS of US$5.69 (equal to US $0.14225 per each ordinary share), which reflects the volume based weighted average price for the sixty calendar days to 8th April 2019 inclusive, and the median of the volume based weighted average prices for the thirty, sixty and ninety calendar days respectively to 8th April 2019 inclusive (the “Rights Offering”). The Rights Offering is expected to close within 6 months following the date of this notice and proxy statement.

The Company’s largest shareholder, Angels Investments in Hi Tech Ltd., a company fully owned by Mr. Marius Nacht, currently holding 20.56% of the issued and outstanding capital of the Company, has executed a letter agreement with the Company pursuant to which:

(iv)	AIHT commits to subscribe for its entire allotment of ordinary shares and ADSs available to it pursuant to the terms of the Rights Offering (the “AIHT Allotment”), subject to the prior fulfillment of the Conditions (as defined below) or their waiver by AIHT; and

(v)	In consideration for the foregoing commitment by AIHT, the Company grants to AIHT an option (the “Option”) to purchase all ordinary shares and ADSs not subscribed for by holders of ordinary shares and/or ADS holders (the “Unsubscribed Securities”) pursuant to the terms of the Rights Offering; provided, however, that if the aggregate subscription price for the Unsubscribed Securities is less than US$10 million the Option may be exercised to purchase an additional amount of ordinary shares and/or ADSs from the Company such that the aggregate purchase of shares and ADSs pursuant to the Option may equal US$10 million. The Option will be exercisable at the same US$5.69/ADS (US$0.14225/ordinary share) price as ADSs and ordinary shares are offered in the Rights Offering, and otherwise on the same terms as offered in the Rights Offering, and may be exercised by AIHT and/or its affiliate aMoon 2 Fund Limited Partnership (“aMoon 2” and together with AIHT “Angels”) in such ratio as they determine not later than three (3) business days after receiving official notice from the Company of the number and amount of Unsubscribed Securities. All purchases of ordinary shares and ADSs pursuant to the Option are separate from and in addition to the purchase by AIHT of the AIHT Allotment, and are conditioned upon AIHT consummating the subscription for the AIHT Allotment as part of the Rights Offering.

(vi)	The “Conditions” referred to in clause (i) above are:

a.	the approval by shareholders, at the extraordinary general meeting of the Company called by this notice to be held on May 28, 2019, of Proposal # 1 described in the Proxy permitting, in accordance with Section 328(b)(1) of the Israeli Companies Law, Angels to own in excess of 25% or 45% or more of the voting rights of the Company, and subject to the terms as shall be detailed in the Proxy;

b.	the initiation and consummation of the Rights Offering substantially on the terms described in the Proxy and Prospectus; and

c.	the absence of a material adverse change in the business, operations or financial condition of the Company such that the Company would be required, on advice of Company counsel, to amend the final Prospectus to disclose such a change in its affairs and offer rescission to any holder of ordinary shares or of ADSs that has subscribed to units in the Rights Offering prior to the date of such new disclosure.

1.	For this purpose, in order to allow the successful Rights Offering and to allow participation of Angels in the Rights Offering, and in accordance with Section 328(b)(1) of the Israeli Companies Law, it is therefore proposed to:

To permit, in connection with participation in the Rights Offering by AIHT and the exercise of the Option by Angels, in such proportion as they, in their sole discretion may determine, Angels to hold shares of the Company which constitute more than

a.	25% of the voting rights in the general meeting of the shareholders of the Company (where no other person or entity holds 25% or more of the voting rights) and thus may become a Controlling Shareholder (as defined under the Israel Companies Law) of the Company, in accordance with section 328(b)(1) of the Israeli Companies Law; or, in the alternative to 1a above,

b.	45% of the voting rights in the general meeting of the shareholders of the Company (where no other person or entity holds 45% or more of the voting rights) and thus may become a Controlling Shareholder (as defined under the Israel Companies Law) of the Company, in accordance with section 328(b)(1) of the Israeli Companies Law

The Company does not intend to request an additional resolution by the general meeting of the Company in connection with Angels becoming the holder of or more than 25% or 45% of the voting rights of the Company.

2.	To approve extension and amendment to the Company’ Compensation Policy for Officers of the Company, which would be valid for a period of 3 years from the date of expiration of the previous Compensation Policy that is March 1, 2018, as described in the amended Compensation Policy a copy of which attached hereto as Appendix A.

3.	To approve the extension of the management services agreement between the Company and Dr. Babecoff, the CEO and director of the Company, for additional five (5) years, and to approve new compensation terms, as follows: (1) Dr. Babecoff shall be entitled to a 2% salary raise each year for 5 years; (2) the grant of 8,633,310 restricted share units, or RSUs, represented by 215,832 American Depositary Shares (“ADSs”, each ADS represents 40 ordinary shares no par value) representing 3.3% of the current outstanding share capital of the Company (2.48% on a fully diluted basis), in lieu of his forfeiture of 5,929,503 TASE options previously granted to Dr. Babecoff; (3) the grant of a onetime bonus equal to 12 monthly salaries in an aggregated amount of NIS 960,000, in recognition of Dr. Babecoff’s recent extraordinary achievements and performance; (4) the grant of an annual bonus for the year of 2018, in an amount equal to up to 9 monthly salaries of Dr. Babecoff, subject to the fulfillment of the annual targets as determined by the board of directors and as described below. A copy of the proposed agreement with Dr. Babecoff is attached hereto as Appendix B.

4.	To grant Prof. Avner Rotman, Chairman of the Board, a onetime grant in an amount of NIS 150,000, in recognition of his significant contribution to locate a vice chairman of the Board and for his many years of devoted and loyal services as the Chairman of the Board.

5.	To grant each of the following members of the Board: Ms. Michal Marom Brikman, Mr. George H. Lowell, Dr. Morris Laster, Dr. Ruth Ben Yakar and Mr. Isaac Devash, as well as to Professor Ruth Arnon, a member of our scientific advisory team, options under the Company’s ESOP exercisable to purchase up to 18,000 Company’s ADSs, each representing 0.28% of the current outstanding share capital of the Company (0.21% on a fully diluted basis).

6.	To grant Dr. Tamar Ben Yedidia, Company’s Chief Scientist, a onetime bonus equal to one monthly salary in an amount of NIS 39,700 and options under the Company’s ESOP exercisable to purchase up to 11,000 ADSs, each representing 0.17% of the current outstanding share capital of the Company (0.13% on a fully diluted basis).

7.	To grant CPA Uri Ben Or, the Company’s CFO, options under the Company’s ESOP exercisable to purchase up to 6,500 ADSs, representing 0.10% of the current outstanding share capital of the Company (0.07% on a fully diluted basis).

8.	To approve the services agreement between the Company and Mr. Mark Germain, the Vice Chairman and director of the Company, attached hereto as Appendix C, to include: (1) the grant of options under the Company’s ESOP exercisable to purchase up to 130,710 ADSs, representing 2% of the current outstanding share capital of the Company (1.5% on a fully diluted basis); (2) a monthly payment of $10,000.

9.	To approve the grant of indemnification and exculpation agreement letters to Mr. Isaac Devash, Dr. Morris Laster and Mr. Mark Germain, under the same terms and conditions as granted to each of the Company’s officers and directors. Copy of the indemnification and exculpation agreement letter is attached hereto as Appendix D.

10.	To approve the amendment of Section 78 of the Company’s articles of association, so that the number of directors, including the external directors, to the extent applicable, shall be no less than three and no more than eleven.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business on May 1, 2019 (hereinafter: the “Record Date”) will be entitled to vote at the Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, no par value each (“Shares”), shall entitle its holder to one vote on each matter properly submitted at the Meeting.

Attendance in person at the Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only.

To gain admission to the Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with the Company’s Articles of Association.

Voting Instruments, Proxies

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange Ltd. (“TASE”), may also vote through the attached proxy by completing, dating, signing and mailing the proxy to Adv. Ilan Gerzi, at offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203 (the “Legal Counsels” and the “Legal Counsels Address”) no later than 48 hours prior to the scheduled date of the Meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Share by proxy, must also provide the Company’s Legal Counsels with a copy of their identity card, passport or certification of incorporation, as the case may be. A shareholder registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the TASE must deliver the Company, no later than 4 hours prior to the scheduled date of the Meeting, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760-2000, as amended.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time set forth on such Voting Instruction Form.

A form of the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs is enclosed with the Notice of Meeting and the Proxy Statement and was also furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K and is available to the public on the Commission’s website at http://www.sec.gov.

Under the terms of the Depositary Agreement among the Company and BNY Mellon, which acts as the Depositary, and the holders of the Company’s ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. The Company has instructed the Depositary to disseminate a notice of the Meeting and has given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences below. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of ordinary shares of the Company represented by that amount of ADSs, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish a proxy given, (y) substantial opposition exists or (z) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the above, the Company informed BNY Mellon it does not wish such a discretionary proxy given to any person with respect to all proposals on the agenda of this proxy statement. Therefore, the Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than in accordance with instructions given by owners and received by the Depositary.

All shares or ADSs represented by properly executed Proxy Letters, proxy card, BNY Mellon Voting Instruction Forms, or Electronic Voting instructions, which are received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the rules of the NASDAQ Market, in the absence of such instructions, the shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our articles of association, the quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the issued and outstanding share capital of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes”, as well as any abstentions for Ordinary Shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on June 3, 2019, at 4:00 p.m. (Israel Time) at the Legal Advisors’ office. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, will then constitute a legal quorum.

The approval of proposal 1a requires the majority vote of the ordinary shares represented and voting at the Meeting.

The approval of each proposals 1b-9 is subject to the fulfillment of either one of the following additional voting requirements:

(1)	The majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, shall include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(2)	The total number of shares held by the shareholders mentioned in clause (1) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

It is hereby clarified that the fulfillment of either one of the abovementioned voting requirements shall constitute an approval of each proposals 1b-9.

(hereinafter together: “Special Majority”)

With respect to the proposals 2 and 3, and pursuant to sections 267A(c), 273(b), 272(c)(3) and 272(c1)(2) to the Israeli Companies Law, the board of directors may approve Proposals 1 and 2 even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of the Proposals is for the benefit of the Company, despite the results of the Meeting.

The approval of proposal 10 requires the affirmative vote of at least 75% of the ordinary shares represented and voting at the Meeting.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more person holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company.

“Personal interest” personal interest of a person in an action or transaction of a company, including a personal interest of any of the said person’s relative and of other company that the said person or relative hold 5% or more of such company’s issued shares or voting rights, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 1b-9, your shares will not be voted for Proposals no. 1b-9.

Position Statements

Under Israeli law shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to Adv. Ilan Gerzi, at offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, (+972) (3) 303-9000 (telephone); (+972) (3) 303-9001 (facsimile), no later than 10 days before the Meeting.

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this Notice of Meeting and Proxy Statement, the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial shareholders or holders of ADSs. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained, unless stated otherwise in this proxy statement.

PROPOSALs 1a and 1b:

GRANT OF OPTION FOR THE ISSUANCE OF ADDITIONAL ADSs TO A MAJOR SHAREHOLDER, SUBJECT TO CERTAIN CONDITIONS, INCLUDING A FIRM COMMITMENT OF SUCH MAJOR SHAREHOLDER TO PURCHASE ITS PRO-RATA UNITS OFFERED IN THE RIGHTS OFFERING, AND IN CONNECTION WITH A CONTEMPLATED RIGHTS OFFERING OF THE COMPANY, SO THAT AS A RESULT OF THE EXERCISE OF THE OPTION THE SHAREHOLDER WILL HOLD MORE THAN 25% OR 45% OF THE VOTING RIGHTS OF THE COMPANY AND BECOME A CONTROLLING SHAREHOLDER (AS DEFINED UNDER THE ISRAELI COMPANIES LAW) OF THE COMPANY, IN ACCORDANCE WITH SECTION 328(B)(1) OF THE ISRAELI COMPANIES LAW

Following the successful launch of its pivotal phase 3 universal flu vaccine clinical trial in Q4 2018, the Company has been exploring additional financing opportunities and has determined to proceed with a shareholders’ rights offering as described below (the “Rights Offering”).

The purpose of the Rights Offering is to afford existing shareholders the opportunity to participate in a financing that is designed to provide the Company with US$20 million from the Rights Offering and up to an additional US$10 million from a related financing (as more fully described below). The proceeds will be used to fund operations through the end of 2020, including completion of the pivotal Phase 3 trial (second cohort) with the ability to increase the number of participants over that originally contemplated and thereby enhance the statistical power of the trial. Units representing US$20 million will be offered at a price per each ADS of US$5.69 (equal to US $0.14225 per each ordinary share), which reflects the volume based weighted average price for the sixty calendar days to 8th April 2019 inclusive, and the median of the volume based weighted average prices for the thirty, sixty and ninety calendar days respectively to 8th April 2019 inclusive (the “Rights Offering”). The Rights Offering is expected to close within 6 months following the date of this notice and proxy statement.

The Company’s largest shareholder, Angels Investments in Hi Tech Ltd. (“AIHT”), a company fully owned by Mr. Marius Nacht, currently holding 20.56% of the issued and outstanding capital of the Company, has executed a letter agreement with the Company pursuant to which:

(vii)	AIHT commits to subscribe for its entire allotment of ordinary shares and ADSs available to it pursuant to the terms of the Rights Offering (the “AIHT Allotment”), subject to the prior fulfillment of the Conditions (as defined below) or their waiver by AIHT; and

(viii)	In consideration for the foregoing commitment by AIHT, the Company grants to AIHT an option (the “Option”) to purchase all ordinary shares and ADSs not subscribed for by holders of ordinary shares and/or ADS holders (the “Unsubscribed Securities”) pursuant to the terms of the Rights Offering; provided, however, that if the aggregate subscription price for the Unsubscribed Securities is less than US$10 million the Option may be exercised to purchase an additional amount of ordinary shares and/or ADSs from the Company such that the aggregate purchase of shares and ADSs pursuant to the Option may equal US$10 million. The Option will be exercisable at the same US$5.69/ADS (US$0.14225/ordinary share) price as ADSs and ordinary shares are offered in the Rights Offering, and otherwise on the same terms as offered in the Rights Offering, and may be exercised by AIHT and/or its affiliate aMoon 2 Fund Limited Partnership (“aMoon 2” and together with AIHT “Angels”) in such ratio as they determine not later than three (3) business days after receiving official notice from the Company of the number and amount of Unsubscribed Securities. All purchases of ordinary shares and ADSs pursuant to the Option are separate from and in addition to the purchase by AIHT of the AIHT Allotment, and are conditioned upon AIHT consummating the subscription for the AIHT Allotment as part of the Rights Offering.

(ix)	The “Conditions” referred to in clause (i) above are:

a.	the approval by shareholders, at the extraordinary general meeting of the Company called by this notice to be held on May 28, 2019, of Proposals no. 1a and 1b described in the Proxy permitting, in accordance with Section 328(b)(1) of the Israeli Companies Law, Angels to own in excess of 25% or 45% or more of the voting rights of the Company, and subject to the terms as shall be detailed in the Proxy;

b.	the initiation and consummation of the Rights Offering substantially on the terms described in the Proxy and Prospectus; and

c.	the absence of a material adverse change in the business, operations or financial condition of the Company such that the Company would be required, on advice of Company counsel, to amend the final Prospectus to disclose such a change in its affairs and offer rescission to any holder of ordinary shares or of ADSs that has subscribed to units in the Rights Offering prior to the date of such new disclosure.

There is no assurance that the Company will indeed execute the Rights Offering or any other public offering of its securities, and there is no assurance such contemplated offering will be completed. The Rights Offering, or any other contemplated offering of the Company’s securities is subject to applicable law, including U.S. Securities rules and regulations and the filing of a prospectus with the Securities and Exchange Commission.

aMoon 2 is an Israeli health-tech and life-sciences venture fund in which Marius Nacht is the anchor investor. With funds under management in excess of US$650 million aMoon 2 is one of the largest life-science funds in Israel and, in the view of the board of the Company, a desirable value added investor. In addition, the funds provided to the Company through the Rights Offering and Angels additional investment would enable the Company to plan the second season of the Phase 3 pivotal trial with a larger number of participants than originally contemplated, thereby enhancing the statistical power of the trial and provide additional working capital for staffing and other operational needs through 2020.

Section 328 of the Israeli Companies Law provides that any acquisition of shares of over 25% and 45% of the voting rights of the Company must be executed by submitting a tender offer to the shareholders of the Company, provided there is no other shareholder holding 25% or 45% or more of the voting rights of the Company. However, Section 328(b)(1) exempts a purchaser from filing a tender offer in the event the Company issues the purchaser securities in a private placement equal to such amount that following such private placement the purchaser shall hold over 25% and 45% of the voting rights of the Company.

Under the contemplated Rights Offering, assuming all shareholders participate in the Rights Offering, Angels’ voting rights (following AIHT’s purchase of the AIHT Allotment, no purchase of Unsubscribed Securities, but exercise of the Option to purchase the additional US$10 million of ADSs at the Rights Offering price of US$5.69/ADS covered by the Option) is expected to reach approximately 32%. Assuming no other shareholder participates in the rights offering, Angels’ voting rights (following AIHT’s purchase of the AIHT Allotment and exercise of the Option to acquire all Unsubscribed Securities, but not the additional US$10 million covered by the Option), is expected to reach approximately 48%.

In the event shareholders do not approve Proposal 1a, Angels will not be permitted to increase its holdings over 24.99% of the voting rights of the Company, thereby potentially restricting the right of AIHT to subscribe for the full AIHT Allotment depending upon the level of participation by other shareholders, and restricting the right of Angels to purchase Unsubscribed Securities or exercise the Option to acquire the additional US$10 million, and consequently limiting the amount of proceeds from the Rights Offering to less than, and possibly significantly less than, the target of US$20 million.

Conversely, the approval of Proposal 1b would permit the issuance of ADSs under the abovementioned terms and conditions allow Angels to purchase the full AIHT Allotment in the Rights Offering, plus Unsubscribed Securities and possibly the additional US$10 million covered by the Option in the form of a private placement of the ADSs, and increase the maximum capital potentially raised by the Company.

It is therefore proposed to approve this private placement of ADSs to Angels, based on the exemption provided by Section 328(b)(1), once Angels’ holdings increase above 24.99% of the voting rights of the Company. It is also proposed to approve this private placement of ADSs to Angels, based on the exemption provided by Section 328(b)(1), if and once Angels’ holdings increase above 44.99% of the voting rights of the Company. Angels shall become the controlling shareholder of the Company and shall be permitted by Israeli law to purchase additional rights in the contemplated Rights Offering.

The terms of the ADSs issued to Angels will be identical to the terms and conditions of the ADSs offered in the Rights Offering.

The board of directors is of the opinion that the issuance of additional ADSs to Angels under these circumstances shall benefit the Company and improve the potential amount of capital the Company may raise.

It is also clarified that, as required by law, in the event that Angels becomes a controlling shareholder of the Company, the board of directors shall take the necessary actions to appoint two external directors, as defined in the Israeli Companies Law.

The approval of this proposal requires a Special Majority

It shall be noted, that should the Meeting approve this proposal, in the event of the Rights Offering, no further approvals for the issuance of additional ADSs to Angels shall be required.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the private placement purchases by Angels hereinafter described in (i) and (ii), and permit, in accordance with Section 328(b)(1) of the Israeli Companies Law, Angels to own in excess of 25% or 45% of the voting rights of the Company as a result thereof: (i) the purchase by AIHT of the AIHT Allotment and (ii) the exercise by Angels of the Option to purchase in a private placement the Unsubscribed Securities provided, however, that if the aggregate subscription price for the Unsubscribed Securities is less than US$10 million the Option may be exercised to purchase an additional amount of ordinary shares and/or ADSs from the Company such that the aggregate purchase of shares and ADSs pursuant to the Option may equal US$10 million. The Option is a private placement in accordance with section 328(b)(1) of the Israeli Companies Law, of identical ADSs in terms and conditions of the ADSs offered in the Rights Offering (even if the total current round of financing exceeds US$20 million), so that as a result Angels may hold shares of the Company which constitute more than 25% or 45% of the voting rights in a general meeting of the shareholders of the Company (where no other person or entity holds 25% or 45% or more of the voting rights) and thus may become a Controlling Shareholder (as defined under the Israel Companies Law) of the Company, in accordance with section 328(b)(1) of the Israeli Companies Law.”

PROPOSAL 2:

extension and amendment to the company compensation policy

At the Meeting, shareholders will be asked to amend and extend the Compensation Policy effective as of March 1, 2018, for a period of 3 more years and until March 1, 2021, and to include the following changes, as further described in the amended Compensation Policy attached hereto as Appendix A:

A.	Adjusting the Compensation Policy’s terminology for equity-based consideration from Ordinary Shares to ADSs and adjusting maximum caps for equity annual grants accordingly.

B.	Setting measurable criteria for awarding annual grants to Company employees, officers and directors;

Other than the abovementioned changes, no additional material changes have been introduced to the Policy, and the remaining provisions remain the same as in the policy which expired on March 1, 2018, and was previously approved by the shareholders of the Company.

The Compensation Committee and the Board approved the proposed amendments to the Compensation policy on April 15 and 30, respectively, for the following reasons:

1.	On January 18, 2018, the Company’ securities were delisted from the Tel-Aviv Stock exchange and are currently only traded on Nasdaq Capital Market, or Nasdaq, as American Depositary Shares, or ADSs, each representing 40 ordinary shares of the Company, no par value.

2.	The previous Compensation Policy allowed the Company to grant members of the Company’s Board of Directors, including the Company’s external directors, between 80,000 to 500,000 options convertible to then traded TASE ordinary shares, to vest over a period of 3 years and at an exercise price equal to 130% of the average closing rate of the Company’s shares on the stock exchange at the end of 30 trading days that preceded the Company’s Board of Directors’ decision regarding each grant.

3.	Since the Company’s ordinary shares are no longer listed on TASE, and currently only ADSs are listed on Nasdaq, the Compensation Policy, including the equity grant caps, should be adjusted to represent grants in terms of ADSs (in addition to the right to grant options to purchase ordinary shares), all in accordance with and subject to the provisions of the Company’s ESOP, as shall be in effect from time to time, and without prejudice to the Company’s intentions to use tax benefits under the Israeli Tax Ordinance when granting options under the existing ESOP. It should be noted that all option grants shall continue to be granted in accordance with and subject to the provisions of the Company’s ESOP, as shall be in effect from time to time.

4.	The current Compensation Policy does not include measureable criteria for granting annual bonuses to the Company’ employees, officers and directors.

5.	The suggested amendment in section B above establishes clear standards as to whom is entitled to receive annual grant, as well as setting grant caps.

6.	The Compensation Committee and the Board of Directors examined and compared the annual grants approved to officers of the Company by few other similar sized bio-pharma companies.

7.	Establishing clear criteria for grants and determining grant caps would increase certainty to the Company and its employees, officers and directors, and would encourage its employees, officers and directors to achieve the Company’s goals.

The majority required to approve this Proposal is a Special Majority.

Pursuant to section 267A(c) to the Israeli Companies Law, the board of directors may approve this proposed amendment to the Company’s compensation policy even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of the amendment of the compensation policy is for the benefit of the Company, despite the results of the Meeting.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting with respect to Proposal No. 1:

“RESOLVED, to approve extension and amendment to the Company’s Compensation Policy, which would be valid for a period of 3 years from the date of expiration of the previous Compensation Policy, as described in the amended Compensation Policy attached hereto as Appendix A.”

PROPOSAL 3:

SERVICES AGREEMENT BETWEEN THE COMPANY AND DR. BABECOFF

At the Meeting, shareholders will be asked to approve proposed compensation terms to CEO, Dr. Ron Babecoff, in recognition of his performance as the Company’ CEO, to include an annual bonus equal to 12 of his monthly salaries equal to NIS 960,000, including the grant of 8,633,310 restricted share units (RSU’s), represented by 215,832 ADS (the “Allocated RSU’s”), in lieu of his forfeiture of 5,929,503 TASE options previously granted to Dr. Babecoff, representing 3.3% of the current outstanding share capital of the Company (2.48% on a fully diluted basis).

The Allocated RSU’s shall vest according to the following schedule:

(1)	40% out of the Allocated RSUs, shall immediately vest and become fully exercisable;

(2)	The remaining 60% of the RSUs shall commence vesting in three equal portions each year commencing upon the later of: (a) March 1, 2019; (b) the Board determines that, no later than February 13, 2019, Dr. Babecoff reasonably has satisfied any and all conditions of the arrangement agreement he executed with the State Attorney’s Office, for the conclusion of investigation proceedings against him (the “Arrangement”). In the event Dr. Babecoff does not meet the conditions of the Arrangement, this portion of 60% of the RSUs shall not vest altogether. However, since Dr. Babecoff had informed the Board on November 12, 2018, that he had complied with the terms of the Arrangement, the remaining 60% of the RSU shall vest in equal portions on March 1, 2019, March 1, 2020 and March 1, 2021, respectively.

In the event the Company’s means of control and/or assets are sold or transferred to a third party, the vesting terms would be accelerated to the date of the said sale or change of control.

In addition to the above, and in connection with Dr. Babecoff’s entering into the Arrangement, according to which investigation proceedings against Dr. Babecoff were concluded and the State Attorney’s Office terminated investigation proceedings and will not file an indictment against Dr. Babecoff, Dr. Babecoff’s proposed agreement provides that failure to meet the Arrangement’s terms shall be determined as Cause, as defined in the proposed agreement, and shall entitle the Company to immediately terminate contracting relationship with Dr. Babecoff. It is noted that on November 12, 2018, Dr. Babecoff had informed the Board that he had complied with all terms of the Arrangement.

 In considering these compensation terms, the compensation committee and the Board noted the following:

During the years of 2017 and 2018, Dr. Babecoff had a significant contribution to the Company’ increase of proceeds. Dr. Babecoff led the Company to sign a finance contract with the European Investment Bank, or EIB, (dated June 19, 2017), in which the Bank agreed to extend non-dilutive credit in an amount of EUR 20,000,000 to the Company. As of the date of this proxy statement, the Company had drawn down the maximum amount of credit granted by the EIB, which has been utilized, among other, for the launch of of phase 3 clinical trial.

Dr. Babecoff also led the Company to enter into a clinical trial agreement to participate in a Phase 2 clinical trial held in the U.S. by the National Institute of Allergy and Infectious Diseases, or NIAID. As of the date of this proxy statement, all participants in this clinical trial were enrolled and vaccinated. The purpose of the planned clinical trial is to assess the safety and immunogenicity of M-001 in humans and to evaluate the M-001’s priming capacity to a seasonal commercial strain-based vaccine. The Company has also launched in the fall of 2018, following the receipt of all requisite regulatory approvals, a pivotal, clinical efficacy Phase 3 trials in Europe.

In addition, during the year of 2017, the Company closed an underwritten public offering of 1,500,500 “ADS”, each representing forty (40) of its ordinary shares which were listed on the Tel Aviv Stock Exchange (at NIS 0.0000001 per value each), at a price to the public of $6.00 per ADS. In connection with the public offering, the underwriters exercised in full their over-allotment option to purchase an additional 166,667 shares of common stock at the public offering price, less the underwriting discount. As a result, the total public offering size was 1,666,667 shares, and the gross from the public offering were $10 million, before deducting underwriting discounts and offering expenses.

Furthermore, the Compensation Committee and the Board also approved granting Dr. Babecoff an annual bonus for 2018, of up to 9 of Dr. Babecoff’s monthly salaries, subject to the fulfillment of the yearly targets established by the Company, as follows:

a.	The First Target – clinical setup for phase 3 – including performing startup activities such as acceptance of the CRO’s (the Contract Research Organization) and the EMA’s (European Medicines Agency) approval for conducting the trial and opening clinical centers.

b.	The Second Target – release clinical batches for phase 3, cohort 1, in a schedule allowing the full recruitment of trial participants during the coming winter.

c.	The Third Target - batch injection to the minimum number of subjects required to enable the completion of phase 3 within 2 years with the desired statistical power which estimated to be approximately 3600 trial’s participants.

d.	The Fourth Target - initiating batch injection in the clinical trial (phase 2) conducting in the USA no later than the end of Q3 of the year 2018.

e.	The Fifth Target – completion of the transfer of the Company’s offices to the new facility in Jerusalem.

The Compensation Committee, followed by the Board, established the Third Target as a threshold for receiving the yearly bonus for the year of 2018, meaning that if Dr. Babecoff fails to fulfill the Third Target, he shall not be entitling to receiving any bonus for the year of 2018.

The entitlement for receiving the yearly bonus for the year of 2018, shall be divided as follows:

a.	Up to 22% out of the yearly bonus shall be granted to Dr. Babecoff should he fulfill the First Target.

b.	Up 22% out of the yearly bonus shall be granted to the Dr. Babecoff should he fulfill the Second Target.

c.	Up 22% out of the yearly bonus shall be granted to the Dr. Babecoff should he fulfill the Third Target.

d.	Up to 12% out of the yearly bonus shall be granted to the Dr. Babecoff should he fulfill the Fourth Target.

e.	Up to 12% out of the yearly bonus shall be granted to the Dr. Babecoff should he fulfill the Fifth Target.

f.	Up to 10% out of the yearly bonus shall be granted to the Dr. Babecoff at the Board’s discretion.

The Compensation Committee and the Board set the abovementioned yearly targets after carefully considering the Company’s goals. Both the Compensation Committee and the Board are of the opinion that setting these targets is in the best interest of the Company.

The proposed terms were approved by the Company’s compensation committee and Board, after deliberations and discussions were conducted, and benchmarks were presented.

For information on management compensation during 2017, including Dr. Babecoff, see Item 6 in the Annual Report.

In considering this proposal, the compensation committee and Board noted the following:

●	Dr. Babecoff is the principal founder of the Company and has contributed to the Company’s business development and growth since its establishment, serving as its President, CEO and a board member for many years.

●	Dr. Babecoff’s significant contribution has been instrumental to the Company’s many achievements over the years, including the completion of clinical trials, the collaboration with European UNISEC phase 2 clinical trial, the successful regulatory audits and grant of cGMP approval for the Company’s facility and manufacturing process, the completion of an initial public offering and listing on NASDAQ Capital Market, the signing with the EIB on a non-dilutive Investment Agreement dates June 19, 2017, and the completion of the underwritten public offering in September 2017, in which the Company had raised $10 million.

●	The Compensation Committee and the Board of directors are of the opinion that Dr. Babecoff’s services should be retained on a long-term basis, for the purpose of benefiting from Dr. Babecoff’s knowledge and skills for future advanced and long-term development plans of the Company’s product candidate, M-001.

●	This proposal does not include new or amended monthly salary terms other than an automatic increase of to 2% per annum. This raise was designed to motivate Dr. Babecoff to better achieving the Company’s goals, while still maintain controlled and reasonable increase in the CEO’s salary over the next 5 years (the “Automatic Increase”).

●	The Compensation Committee and the Board examined the Automatic Increase and the terms offered to Dr. Babecoff compared to comparable companies and determined that the remuneration terms are reasonable and appropriate under the circumstances of the case and is in favor of the Company.

●	Dr. Babecoff has the skills, knowledge and experience to fulfill his duties as the Company’s CEO. The Compensation Committee and the Board are of the opinion that Dr. Babecoff would continue to contribute and assist the Company in promoting its business.

●	On October 3, 2018, the compensation committee had reviewed the terms of the Arrangement and recommended the Board to approve the proposed compensation, pending Dr. Babecoff’s compliance with the Arrangement terms. On November 12, 2018, the Board was informed that Mr. Babecoff had complied with all terms of the Arrangement and therefore approved the proposed compensation.

Subject to the approval of the shareholders, Dr. Babecoff’s amended service agreement shall become effective as of the date of the Meeting and will continue until its termination in accordance with its terms. The agreement will automatically terminate on the date Dr. Babecoff no longer serves as a CEO of the Company.

The majority required for approving this proposal is Special Majority.

Pursuant to section 267A(c) and 272(c1)(3) to the Israeli Companies Law, the board of directors may approve this proposal even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of this proposal is for the benefit of the Company, despite the results of the Meeting.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the extension and compensation terms of Dr. Ron Babecoff, CEO, in accordance with the terms provided above and in accordance with the proposed agreement with Dr. Babecoff attached hereto as Appendix B.

PROPOSAL 4:

GRANT TO PROF. AVNER ROTMAN, COMPANY’S CHAIRMAN OF THE BOARD

Prof. Rotman has been Chairman of the Board since 2005 and had a significant and positive influence over the Company’s business during his tenure.

On August 31, 2017, Following the signing of the EIB Investment Agreement, in which the European Investment Bank (EIB) had agreed to co-fund €20 million in the Company, and as the Company progresses towards Phase 3 clinical trials and construction of its commercial mid-size manufacturing facility, the Board decided that the Company will focus its efforts on the international scene. In that regard, it was decided, inter alia, to identify a new vice chairman of the board of directors with relevant global experience to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization.

Accordingly, a search committee, led by Prof. Rotman was established, to locate a suitable vice chairman to the Company (the “Search Committee”).

Prof. Rotman, lead the Search Committee and has devoted many hours until locating a suitable candidate to be appointed as the Company’s vice chairman.

In his capacity as the head of the Search Committee, Prof. Rotman was in direct contact with the Company’s head hunter and received dozens of resumes for his review. After reviewing all resumes and narrowing the number of candidates, Prof. Rotman was in charge of interviewing the remaining candidates.

Since the majority of the candidates were not from Israel, Prof. Rotman oversaw their visits to Israel and their introduction with the Company’s officers. Prof. Rotman was also involved in their interviews.

After locating a suitable candidate. Prof. Rotman took a major part in negotiating the terms of his employment, until reaching an agreement to the Company’s satisfaction and benefit.

In light of the above mentioned, the Compensation Committee and the Board approved granting Prof. Rotman a bonus in an amount of NIS 150,000, subject to the Meeting’s approval.

The majority required for approving this proposal is Special Majority.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to grant Prof. Avner Rotman, Company’s chairman of the Board, in recognition of his significant contribution as the chairman of the Board in the past 13 years and for his active role and guidance in the search committee established to locate a vice chairman of the Board, an amount of NIS 150,000.

 PROPOSAL 5:

GRANT OF OPTIONS TO CERTAIN BOARD AND ADVISORY BOARD MEMBERS

In the Meeting, shareholders will be asked to grant the following members of the Board – Mrs. Michal Marom Brikman, Dr. George H. Lowell, Dr. Morris Laster, Dr. Ruth Ben Yakar and Mr. Isaac Devash, as well as to our head of the Scientific Advisory Board and the inventor of our product candidate M-001, professor Ruth Arnon, , options under the Company’s ESOP exercisable to 18,000 Company’s ADS’s:

1.	The options will be exercisable to 18,000 ADSs of the Company, in exchange for an exercise price equal to 130% of the average closing price of the Company’s ADS during the 30 trading days that preceded the Company’s board of directors’ decision to grant these options.

2.	The options shall vest in equal instalments during a period of three (3) years, and shall be exercisable during a period of ten years.

3.	The option grant to directors of the Company shall be subject to the Company’s Share Option plan to employees, directors, consultants, service providers and others, as approved in the shareholders meeting held on March 28, 2018.

In considering this proposal, the Compensation Committee and Board noted the following:

●	All options terms are identical and equal to all members of the board.

●	Allocating options to board members is common in public companies.

●	The quantity of options granted to each director is reasonable and appropriate under the circumstances of the case, considering the size, scope of the Company’s field of activity and the scope of the director’s responsibilities and compared with other companies.

The majority required for approving this proposal is A Special Majority

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to grant each member of the Board, Ms. Michal Marom Brikman, Mr. George H. Lowell, Dr. Morris Laster, Dr. Ruth Ben Yakar and Mr. Isaac Devash, as well as to Professor Ruth Arnon, a member of our scientific advisory team, options exercisable to up to 18,000 ADSs.”

PROPOSAL 6:

GRANT TO DR. TAMAR BEN YEDIDIA

Dr. Tamar Ben Yedidia has served as the Company’s Chief Scientist since 2004. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as a lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 – 2004. In the Department of Immunology, she worked with Prof. Ruth Arnon to develop a universal influenza vaccine. This research program is now further developed by the Company under Dr. Ben-Yedidia’s scientific leadership.

In the Meeting, shareholders will be asked to approve granting Dr. Ben Yedidia, in recognition of her significant contribution to the Company and following the move to the new facility in Jerusalem, a bonus equal to one monthly salary in an amount of NIS 39,700, and options exercisable to 11,000 ADSs, pursuant to the Company’s existing share option plan.

The options’ terms are as follows:

1.	The options will be exercisable to 18,000 ADSs of the Company, in exchange for an exercise price equal to 130% of the average closing price of the Company’s ADS during the 30 trading days that preceded the Company’s board of directors’ decision to grant these options.

2.	The options shall vest in equal instalments during a period of three (3) years and shall be exercisable during a period of ten years.

In considering this proposal, the Compensation Committee and Board noted the following:

●	Dr. Ben Yedidia is the co-inventor of the Company’s M-001 universal influenza vaccine, serves as the Company’s Chief Scientist since 2004 and is extremely important to the efficient and effective operation of the Company’s business. During the many years she worked for the Company she contributed to the Company’s scientific development and growth.

●	Given her many years of experience in the field in which the Company operates as immunologist, her familiarity to the Company’s business, Dr. Ben Yedidia has the skills, knowledge, and experience to provide her services as Chief Scientist to the Company.

●	The Compensation Committee and the Board of Directors of the Company examined the terms offered to Dr. Yedidia compared to comparable companies and determined that the terms are reasonable and appropriate under the circumstances of the case and is in favor of the Company.

●	The Compensation Committee and the Board of Directors of the Company are of the opinion that Dr. Ben Yedidia would continue to contribute to the Company in the future.

The majority required for approving this proposal is a Special Majority.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to grant Dr. Tamar Ben Yedidia, Company’s Chief Scientist, a bonus equal to one monthly salary in an amount of NIS 39,700 and options exercisable to 11,000 ADSs.

PROPOSAL 7:

GRANT OF OPTIONS TO THE COMPANY’S CFO

CPA Uri Ben Or, serves as the Company’s CFO since 2007. Uri Ben-Or brings over a decade of broad experience in corporate finance, accounting, M&A transactions, IPO’s and operations. Mr. Ben Or was deeply involved in the finance contract signed with the European Investment Bank. Uri Ben-Or provides his services to the Company through CFO Direct, a company which he founded and is the Chief Executive Officer.

CPA Ben-Or holds a BA degree in Business from the College of Administration, and a MBA degree from the Bar Ilan University. He is a Certified Public Accountant. In addition, CPA Ben-Or had a significant role as the Company’ CFO in its initial listing to the Nasdaq and with the underwritten public offering in September 2017.

In the Meeting, shareholders will be asked to approve granting CPA. Ben Or, in recognition of his significant contribution to the Company, options exercisable to 6,500 Company’s ADSs, pursuant to the Company’s existing share option plan. The options terms are as follows:

1.	The options will be exercisable to 18,000 ADSs of the Company, in exchange for an exercise price equal to 130% of the average closing price of the Company’s ADS during the 30 trading days that preceded the Company’s board of directors’ decision to grant these options.

2.	The options shall vest in equal instalments during a period of three (3) years and shall be exercisable during a period of ten years.

In considering this proposal, the Compensation Committee and Board noted the following:

●	CPA Ben Or serves as the Company’s CFO since 2007 and is extremely important to the effective operation of the Company’s business. During the many years he worked with the Company, CPA Ben Or has contributed a lot to the Company’s business and financial development and growth. In particular, CPA Ben Or has had a significant role in the IPO on the Nasdaq in 2015, the signing of the EIB Investment Agreement and the latest underwritten public offering during September 2017, in which the Company had raised over $10 million dollars.

●	Given his many years of experience and familiarity with the Company, CPA Ben Or has the skills, knowledge, and experience to provide his services as CFO to the Company.

●	The Compensation Committee and the Board are of the opinion that CPA Ben-Or’s services should be retained on a long-term basis, for the purpose of utilizing his knowledge and skills for future long-term development of the Company’s finance and business.

●	The Compensation Committee and the Board are of the opinion that the options granted to Mr. Ben Or are under reasonable and appropriate terms and for the benefit of the Company.

The majority required for approving this proposal is A Special Majority.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to grant CPA Uri Ben Or, the Company’s CFO, options exercisable to 6,500 ADSs.

PROPOSAL 8:

SERVICES AGREEMENT WITH MR. MARK GERMAIN, THE VICE CHAIRMAN OF THE BOARD

On June 28, 2018, the Company announced the appointment of Mr. Mark Germain as a director and Vice Chairman of the board.

Mr. Mark Germain has been involved as a founder, director, chairman of the board, and/or investor in over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of BiondVax, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and has served as a director on the board of Pluristem Therapeutics since 2007, including time as Co-Chairman. Mr. Germain also serves or has served as a director in over half a dozen publicly traded biotech companies. He is also a co-founder and director of a number of private companies in and outside the biotech field.

In the Meeting, shareholders will be asked to approve the terms offered to Mr. Germain under the services agreement signed between the parties on June 28, 2018, a copy of which is as attached hereto as Appendix C.

The proposed terms were approved by the Company’s Compensation Committee and Board, after deliberations and discussions were conducted. The proposed compensation package includes:

(1)	Monthly payment of $10,000, plus VAT, if applicable;

(2)	Unregistered non-transferable, non-assignable option exercisable to up to 130,710 ADSs, under the Company’s existing share option plan. The Options shall vest during a period of 4 years, and the first portion of the options shall vest following twelve months of the option grant. The options will expire 10 years after the grant date.

(3)	Reasonable expenses in connection with the fulfillment of his duties as the Company’s Vice Chairman;

In considering this proposal, the Compensation Committee and the Board noted the following:

●	Mr. Germain has the skills, knowledge and experience to fulfill this role, in light of his experience and familiarity with the field in which the Company operates.

●	Mr. Germain’s many years of experience in raising capital market and performing mergers and acquisition matters as described above, shall have a significant contribution to the Company.

●	The proposed terms are reasonable and appropriate and are in favor of the Company.

Subject to the approval of the shareholders, Mr. Germain’s service agreement shall become effective as of the date of his appointment that is June 28, 2018, and will continue until its termination in accordance with its terms. The agreement will automatically terminate on the date Mr. Germain no longer serves as a director of the Company.

The majority required for approving this proposal is a special majority.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the entering into a services agreement between the Company and Mr. Mark Germain, a copy of which is attached hereto as Appendix C.

PROPOSAL 9:

GRANT OF INDEMNIFICATION AND EXCULPATION AGREEMENT LETTERS

At the Meeting, shareholders will be asked to approve the grant of indemnification and exculpation agreement letters to Mr. Isaac Devash, Dr. Morris Laster and Mr. Mark Germain, as described in the indemnification and exculpation agreement letter attached hereto as Appendix D.

On March 1, 2015, the Company’s general shareholders meeting approved the grant of an indemnification and exculpation agreement under same the terms and conditions for each of our current office holders and directors. The indemnification thereunder is limited to events determined as foreseeable by the board of directors based on its activities, and to an amount or according to criteria determined by the Board as reasonable under the circumstances. The proposed indemnification and exculpation agreement letters to Mr. Isaac Devash, Dr. Morris Laster and Mr. Mark Germain are under the same terms and conditions for each of our current office holders and directors. For a copy of the proposed indemnification and exculpation agreement please see Appendix D.

The grant of indemnification and exculpation agreement letter under the proposed terms and conditions are in accordance with the Company’s Articles of Association.

In addition, the board members will also be entitled to be included in the existing directors and officers insurance policy purchased by the Company.

Under the Companies Law, an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. The Company’s articles of association include such a provision, and permit it to exculpate, indemnify and insure the Company’s directors and officeholders to the fullest extent permitted by the Israeli Companies Law. Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty and may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

1.	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

2.	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our net assets based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

The Securities and Exchange Commission has expressed its opinion that indemnification of directors, officers and controlling persons of the Company against liabilities arising under the Securities Act, is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The majority required for approving this proposal is Special Majority.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of indemnification and exculpation agreement letters to Mr. Isaac Devash, Dr. Morris Laster and Mr. Mark Germain, under the same terms and conditions as approved and granted to each officer and director of the Company”.

PROPOSAL 10:

AMENDMENT OF ARTICLES OF ASSOCIATION

Section 78 of the Company’s articles of associations of the Company states the following:

“The number of directors, including the external directors, as may be required under applicable law, shall be no less than three and no more than nine.”

We have elected to take advantage of an exception under the Companies Law, exempting us from electing at least two members who qualify as external directors, one of which has accounting and financial expertise, subject to the following conditions: (i) none of our shareholders is a controlling shareholder; (ii) we comply with NASDAQ rules and regulations with respect to the composition of our audit and compensation committees; (iii) we comply with NASDAQ rules and regulations with respect to the requirements of independent directors. As a result, we have not appointed external directors to our board.

Under the Companies Law, we will not be allowed to take advantage of this exemption in the event one of our shareholders is defined as controlling shareholder, and our board will be required to promptly nominate two external directors, subject to the approval of the shareholders of the Company.

At this time, our board of directors consists of eight directors. It is therefore suggested to amend section 78 of the Company’s article of association to allow the number of directors, including the external directors, shall be no less than three and no more than eleven.

The approval of this proposal requires the affirmative vote of at least 75% of the ordinary shares represented and voting at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment of Section 78 of the Company’s articles of association, so that the number of directors, including the external directors, to the extent applicable, shall be no less than three and no more than eleven.”

OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

Prof. Avner Rotman,
Chairman of the Board

22 April, 2019

APPENDIX A

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Remuneration Policy for Company Officers

for the Years 2018 - 2021

Table of Contents:

1.	General	A-2
2.	About the company and its business environment	A-2
3.	The Remuneration Committee and determining remuneration policy	A-3
4.	Principles for formulating a remuneration package	A-3
	4.1 Remuneration package composition	A-3
	4.2 Salary, accompanied social benefits	A-4
	4.3 Performance based cash grants	A-5
	4.4 Equity based remuneration	A-6
	4.5 Personal liability protections and reduction of personal risk	A-7
	4.6 Vehicle, telephone and reimbursement of expenses	A-8
	4.7 Advance notice and retirement grant	A-8
5.	Comparative Information	A-11
	5.1 External comparison between the company and other companies	A-11
	5.2 Internal comparison (within the company)	A-11
	5.3 Desirable range of the ratio in determining the remuneration for officers	A-12
6.	Considerations for granting remuneration, which are examined with respect to each of the officers	A-14
7.	The company’s policy with regard to existing agreements	A-14
8.	Validity of the Remuneration Policy	A-15
9.	Miscellaneous	A-15
10.	Appendix A - description of positions occupied in the company

Remuneration Plan for officers of

BiondVax Pharmaceuticals Ltd.

(the “Company”) for the years 2018-2021

1.	General

The Company believes that its success depends on, among other things, the recruitment and preservation of high-quality human capital. Therefore, the Company sees great importance in keeping its competitive status among employers by preserving high-quality personnel in the Company and creating appropriate incentives which would help promote its goals.

This remuneration policy regulates the Company’s policy regarding the remuneration for officers in the Company, its components and the considerations by which it was determined. Its purpose is to strengthen the feeling of solidarity among officers with the Company, its needs and operations, and to increase satisfaction and motivation - all that without taking unreasonable short term risks.

This remuneration policy assembles and regulates the remuneration terms officers will be entitled to while in office, including the permanent remuneration, the variable remuneration, performance based grants, entitlement for exemption and indemnification documents, inclusion in the insurance policy and retirement grants.

The remuneration policy was outlined according to the present needs of the Company, and those foreseen by the Company for the near future, while taking into account the following considerations:

1.1.	Promoting the Company’s goals, its work plan and its long term policy;

1.2.	Creating appropriate incentives for the Company’s officers while taking into account, among other things, the Company’s risk management policy;

1.3.	The size of the Company, its profitability, and the nature of its operations;

1.4.	Recruitment and preservation of executives, leading professionals and experts in order to continue the development of the Company’s businesses and its business success.

1.5.	Desirable contribution from officers to achieve the Company’s long term goals.

2.	About the company and its business environment

The Company is a public company engaged in the field of biomed, a field which is characterized by increased competitiveness and a relatively large number of companies engaged in it, including large international companies.

3.	The Remuneration Committee and determining remuneration policy

3.1.	Serving on the Remuneration Committee:

(1)	Ruth Ben Yakar, External Director.

(2)	Morris Laster, External Director.

(3)	Michal Marom Brikman, Independent Director Committee Chair.

The remuneration policy was formulated by the Company’s Remuneration Committee as part of its deliberations on July 30th, 2016. The Company’s Board of Directors discussed the recommendations of the Remuneration Committee on August 6th, 2013. The remuneration policy was approved by the Remuneration Committee and the Company Board of Directors on December 3rd, 2013. The shareholders meeting approved the remuneration policy on January 16th, 2014. The Remuneration Committee and the Company’s Board of Directors approved an update to the remuneration policy on April 15, 2018, and April 30, 2018, respectively, which is now brought before the general meeting for its approval.

During the deliberations of the Remuneration Committee and the Company’s Board of Directors meeting, the members were presented with internal and external comparative data, which are detailed below.

4.	Principles for formulating a remuneration package

Detailed below are the Company’s guiding principles regarding all the components of the remuneration package offered to Company officers:

4.1.	Remuneration package composition:

The composition of the offered remuneration package for the Company officers will include all or part of the following components:

a.	Salary, including accompanied social benefits (hereinafter: the “Permanent Salary”);

b.	Performance based cash grants;

c.	Equity based remuneration;

d.	Personal liability protections and reduction of personal risk;

e.	Vehicle, telephone and reimbursement of expenses;

f.	Advance notice and retirement grants;

When a remuneration package for an officer is approved, the Remuneration Committee and the Company’s Board of Directors will examine each of these criteria and the total cost of employment against the standards set in this plan.

4.2.	Salary, accompanied social benefits

(a)	The salary in the Company is determined with respect to accepted parameters of the market in which the Company is engaged, with respect to other companies with similar size and development stage, and with respect to the salary of other employees of the company and of its officers.

(b)	This salary will be paid in cash every month as a wage or in exchange for services provided, according to the nature of the connection with the officer, and will be updated from time to time according to the remuneration policy.

(c)	The salary will be determined according to the time invested for performing the officer’s function in the Company.

(d)	The salary will be determined during a negotiation process at the beginning of the officer’s employment in the Company. The negotiation will be conducted by the officer’s direct supervisor, and in the case of the Company’s CEO, it will be conducted by a team comprised of two board members, one of whom is the Chairman of the Board. The salary is determined from a range, which is defined and approved in advance, according to the provisions set in this remuneration plan.

Officers, subject to the remuneration policy, have a senior management role, as defined in the Hours of Work and Rest Law, 5711-1951 (hereinafter: “Hours of Work and Rest Law”) and hold a position of trust. Therefore, the Hours of Work and Rest Law will not apply to an officer regarding remuneration for overtime or during the weekly time of rest.

(e)	Accompanied social benefits

To the extent that the Company is the officer’s employer, the Company will include the following components as part of the remuneration package offered to officers:

(1)	The Company will bear the cost which equals to 13.33% of the salary for the managers insurance and for a compensation fund to be chosen by the officer, and a sum which equals 0.25% of his salary for incapacity to work insurance;

(2)	The Company will set aside, every month, a sum which equals to 7.5% of the officer’s salary for a study fund and will deduct an additional 2.5% from his salary for that purpose.

(3)	Vacation days: as a rule, senior Company officers are entitled to 18 annual vacation days.

(4)	Officers will be entitled for sick days and for Convalescence Allowance according to the law.

With regard to an officer whose engagement agreement with the Company does not establish employee-employer relations, the Company will be authorized to pay a supplement to his salary despite the mentioned expenses, up to the maximum cost to the employer, which includes the social benefits detailed above.

4.3.	Performance based cash grants

In addition to the permanent salary, the remuneration package may include cash remuneration for meeting measurable goals while evaluating the officers’ performances from a long-term perspective. This remuneration component is designed to remunerate the officers for personal accomplishments, which reflect their contribution to the achievement of the Company’s goals. The grant will be given to the officer provided that there is an increase in the Company’s cash balance (i.e. raising funds, bonus, advance payment etc.).

(a)	Measurable performance based grants

When the officer’s remuneration conditions are approved, the Remuneration Committee and the Company’s Board of Directors are authorized to define measurable goals, which may also include as follows: a technological breakthrough (beginning of phase 3 trials by the Company or through a third party) and/or a marketing breakthrough (signing a cooperation agreement for marketing the Company’s products, which its economic value exceeds 10 million dollars cumulatively over the period of the agreement); merging the Company and/or selling a substantial part of the Company (selling over 25% of the Company’s operation and/or transferring the control of the Company and/or allotting its securities, which will constitute the Company’s controlling block) according to the Company’s value, which exceeds 10 million US dollars; and/or signing a substantial agreement with the Company1 and/or raising funds of at least 7 million US dollars in the United States, and these will be determined from a long-term perspective of the Company’s goals. This grant will be derived from the size of the transaction regardless of the permanent salary.

In any event, the total annual budget for officers’ grants will be determined according to a calculation of the total maximum grants of all of the Company officers up to a maximum of 2% of the sale of its assets, or of the substantial agreement’s worth or of the issuance’s value, and up to a maximum of NIS 50 million for each of the officers2.

Before the performance based grant payment will take place in practice, it will be brought before the Remuneration Committee to be examined based on the data presented by the Company’s management.

The officer will return to the Company the performance based grant which he received, if decided that this component was paid to him based on data which was mistaken and/or newly presented in the company’s financial reports.

[1]	An agreement (or series of agreements) whose worth to the Company exceeds 10 million US dollars (that is the actual value which the Company would gain).
[2]	For example, under the circumstances in which the officer will be paid a bonus which amounts to 2% of the sale of its assets (the maximum sum as described above) the agreement or the series of agreements will amount to NIS 2,500,000,000.

(b)	Annual grant (under discretion):

The Remuneration Committee and the Company’s Board of Directors have the authority to grant an officer an annual grant, which amounts to up to twelve monthly salaries.

A prerequisite for distributing an annual grant in the Company for its operations during a specific calendar year is the Company’s achievement of predetermined milestones or any other decision made by the Company’s Board of Directors that year. In addition, part of the annual grant for meeting the Company’s revenue target, for the year subject of the grant.

4.4.	Equity based remuneration

Securities remuneration at adequate maturity conditions and exercising price supports the harnessing of the officer to the Company’s success, in the absence of an immediate cash flow cost to the Company.

The Company will maintain a securities remuneration plan according to article 102 or article 3 (i) of the income tax ordinance and/or other taxation provisions which apply to the company and/or its employees according to the territory in which they operate.

Officers, including external directors, will be granted with option or restricted share unit (“RSU”) grant letters (“Grant Letters”) according to the share option plan adopted by the Company, and these will be deposited with a trustee according to the requirements of the law.

Options granted under the Grant Letters, granted by the Company will be exercisable to American Depositary Shares of the Company, or ADSs, in exchange for paying a price, which equals to no less than 130% of the average closing rate of the Company’s ADSs on the Nasdaq Capital Market at the end of 30 trading days that preceded the Company’s Board of Directors’ decision regarding the granting of Grant Letters. The exercise price shall be adjusted in accordance with the existing ADS-ration that is 1:40.

The RSUs and options granted by the Company will mature according to the Company’s option plans. However, the Remuneration Committee is authorized to decide that in addition to these maturity provisions, the Grant Letters will be exercisable only if certain goals which will be determined by the Remuneration Committee and the Company’s Board of Directors prior to their granting, will be met.

In addition, the Company’s Board of Directors is authorized to decide on a reduction of the equity based remuneration, if it finds that there are financial considerations at the Company level, or specific considerations relating to the officer, which justify the mentioned reduction.

The Grant Letters maturity period will be no less than 3 years, until the full maturity of the Grant Letters. In addition, the maturity period will not be accelerated due to unusual events in the Company, excluding a change of control. It is hereby made clear that under the circumstances of a change of control in the Company, the Grant Letters will mature automatically.

The Grant Letters expiry date will not exceed 10 years from the date of the grant and will not be shorter than 5 years after their maturity.

The officer will return to the Company the equity based remuneration he received, if it was decided that it was granted to him based on data which was mistaken and/or newly presented in the Company’s financial reports.

The Company shall not grant its officers and employees RSUs or options during a specific year that exceed 10% of the issued and outstanding capital of the Company.

In addition, subject to the provisions of any law, the Company will be authorized to grant members of the Company’s Board of Directors, including the Company’s external directors, but not including the chairman of the board, maximum options amount that is equal, in aggregate, to 2% of the issued and outstanding capital of the Company, which will mature over a period of 3 years and at an exercise price which equals to 130% of the average closing rate of the Company’s ADSs on the Nasdaq Capital Market stock exchange at the end of 30 trading days that preceded the Company’s Board of Directors’ decision regarding the granting of the Grant Letters.

4.5.	Personal liability protections and reduction of personal risk

Since the Company officers, including directors, CEOs and other senior executives, may be exposed to lawsuits due to actions they performed as part of their duties, with the intention of protecting officers and enabling them to act freely in the interests of the Company and the promotion of its goals, without fear of lawsuits, and out of desire to attract high quality candidates to serve as Company officers, the Company acts according to the provisions of the law and protects the Company officers, for operating as Company officers, by granting indemnification documents and insurance policy coverage.

(a)	Insurance: All the Company officers will be entitled to be included in an officers’ liability insurance policy according to the provisions of the law (Israeli and/or American). The Company will be authorized to enter into an agreement with insurers in order to secure the insurance coverage aforementioned, in exchange for an annual premium (for all the Company officers), which will not exceed NIS 300,000 (considering the required extensions needed for raising funds in the United States).

(b)	Indemnification documents: company officers will be entitled to indemnification documents as will be customary in the Company from time to time, to the fullest extent permitted by law (Israeli and/or American) and the Company’s articles of association. The extent of the overall indemnification for all the Company officers due to an event, will not exceed 25% (twenty five percent) of the Company’s equity in US dollars at the time of granting the indemnification in practice, in addition to the sums received, if received, from the insurance company as part of the insurance which the Company entered into an agreement to acquire. The Indemnification document will include the required extensions for raising funds in the United States and/or for any research or commercial activity in the United States and Europe.

(c)	Exemption documents: Company officers will be entitled to exemption documents to the fullest extent permitted by law (Israeli and/or American).

4.6.	Vehicle, telephone and reimbursement of expenses

(1)	The Remuneration Committee has the authority to recommend the Company’s Board of Directors, and the Company’s Board of Directors will authorize the Company to provide a car at the disposal of the officer, and to bear all of its maintaining expenses including licensing expenses, insurance, gas and repairs, and the full tax for this benefit.

(2)	The Remuneration Committee has the authority to recommend the Company’s Board of Directors, and the Company’s Board of Directors will authorize the Company to provide a cellular phone at the disposal of the officer, and to bear all of the expenses involved in its possession including the full tax for this benefit.

(3)	The Company will return to the officer all reasonable expenses he paid to third parties for the purpose of carrying out his duties according to the Company’s policy in that matter.

(4)	Meals - the officer would be able to choose a payment arrangement for meals during working hours, determined by the Company’s regulations concerning all the Company employees.

4.7.	Advance notice and retirement grant

(a)	The Company officer will be entitled to an advance notice period at the end of his employment, which will not exceed the range between two and nine months as determined by the employment agreement between the Company and the officer, and as will be approved by the Company’s Board of Directors according to the Remuneration Committee’s recommendation.

(b)	In any case, the advance notice period will not exceed:

2 months for an officer who worked up to two years in the Company.
3 months for an officer who worked up to three years in the Company.
4 months for an officer who worked up to five years in the Company.
4 months for an officer who worked five years or more in the Company.

The CEO or/and the First Deputy CEO (Vice President) for International Business Development will be entitled to an advance notice period of up to 9 months, regardless of the time they were employed.

(c)	At the request of the Company, during the advance notice period the officer will commit to fulfilling his duties in the company, unless he would be relieved of this commitment by the Company’s Board of Directors. For this period, the officer will be entitled to the continuation of all the terms of service and employment as determined with him according to the employment agreement.

(d)	The officer’s terms of service and employment will include a provision by which the Company is authorized to fire the officer without giving him any notice in cases, which deny eligibility for severance pay according to the law, including: (a) Conviction of an offense involving moral turpitude; (b) An officer who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the officer will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from granting severance pay.

(e)	The Company officer will be entitled to a retirement grant at the end of his employment, which will not exceed the range between two and six months as determined by the employment agreement between the Company and the officer, and as will be approved by the Company’s Board of Directors according to the Remuneration Committee’s recommendation.

(f)	The maximum amount of the retirement grant will be determined according to the scope detailed below:

3 months for an officer who worked up to five years as the Company’s CEO.
6 months for an officer who worked five years or more as the Company’s CEO.
2 months for an officer who worked up to five years as Deputy CEO in the Company.
3 months for an officer who worked five years or more as Deputy CEO in the Company.

(g)	A prerequisite for receiving the retirement grant is that the officer will meet the following requirements:

(a)	His employment period in the Company will be of no less than two years.

(b)	During the time of his employment, he significantly contributed the promotion of the Company’s businesses.

(c)	Termination of the officer’s employment was not due to any circumstances which justify the denial of severance pay, according to the Remuneration Committee’s discretion.

(h)	The CEO will recommend paying the retirement grant. In the case of a retiring CEO, it will be recommended by the Chairman of the Company’s Board of Directors.

(i)	The retirement grant will be paid at the time when the employer-employee relationship ended, and will amount to the sum determined by his employment agreement, and was approved by the Company’s Board of Directors according to the Remuneration Committee’s recommendation.

(j)	There will be no increase to the retirement grant or to any other payment around the time of retirement for non-competitiveness on behalf of the officer after his retirement.

5.	Comparative Information

5.1.	External comparison between the Company and other companies

During the course of discussion on grants and remunerations to the Company’s various organs, the Company’s management will present the Remuneration Committee with comparative data regarding the permanent salary, the annual grants, the equity based remuneration, and rest of the officers’ service terms which holders of similar positions are entitled to in companies which meet the following requirements, at the time the remuneration policy is drafted:

(a)	Companies which are engaged in the field and have similar characteristics to the Company’s operations.

(b)	Companies whose market value or their level of sales are close to those of the Company.

(c)	Companies which employ manpower of a size similar to that of the Company.

The comparison will be made while taking into account the following factors:

(a)	Size of the remuneration package with respect to the selected reference group.

(b)	Performance level according to economic performance measures which were chosen to fit the nature of the Company’s operations.

(c)	The difference between the Company’s relative position, in terms of size and level of development of the remuneration package compared with similar companies according to the aforementioned criteria, and its position in terms of performance measures and stock performance of similar companies according to the aforementioned criteria over a period of at least the recent three years, and the degree of lack of concordance between them.

The determined remuneration policy will befit the aspects in the aforementioned comparisons. In case of an inconsistency, the remuneration policy will be updated and adjusted in terms of its size and its components.

Prior to the aforementioned remuneration policy’s approval, the members of the Remuneration Committee and the members of the Board were presented with comparisons to other companies in the market which the Company is engaged in with a similar size and development stage, as well as with respect to the salary of the rest of the Company employees and officers. The salary ranges for senior officers as detailed in this plan were devised, among other things, while examining the comparative data, as aforementioned.

5.2.	Internal comparison (within the Company)

During the course of discussion on grants and remunerations of the Company’s various organs, the CFO presented a salary comparison between Company officers and holders of other positions in the Company, including contract workers employed by the Company.

The Company’s estimates, regarding the influences of the wage gaps between holders of different positions in the Company on the working relations in the Company, were also presented.

The Remuneration Committee and the Board also examined the ratio between the terms of service and employment, the average and median salary and the average and median employment cost of Company officers and those of the rest of the Company employees, and found it to be appropriate and reasonable given the circumstances.

5.3.	Range of the ratio in determining the remuneration for officers

Below is the optimal composition of the remuneration package and the ratio between the permanent component and the variable component:

	CEO and Director	Chief Technology Officer	Chief Operating Officer	Chief Financial Officer	First Deputy CEO for Business Development\ Vice President	Chairman of the Board	External Director	Other Directors
Permanent Salary	-63-100%	-63-100%	-63-100%		0-100%	0-100%	0-100%	0-100%
Variable Remuneration[14]	0-37%	0-37%	0-37%		0-100%	0-100%	0-100%	0-100%

(b)	The table below reflects the range of the monthly base salary of Company officers (in thousands of NIS):

Rank	Minimum	Maximum
CEO	50	83
Deputy CEO	14.5	67
First Deputy CEO / Vice President for International Business Development	38	67

(c)	The scope of officers’ positions will be no less than 80% (apart from directors). However, given the degree of trust and independence which characterize the positions of senior Company officers, the foregoing salary will apply to every scope of position between 80% and 100%.

1)	Chairman of the Board of Directors

The salary of the Chairman of the Board of Directors will be composed of a permanent salary, a variable performance based salary and an equity based salary.

2)	Directors

External directors and directors that are considered independent under Israeli law will be paid a uniform remuneration according to the Companies Regulations (provisions regarding the remuneration of expenses for external directors), 5760 - 2000, and will not exceed the maximum remuneration permitted according to this plan.

Other directors will not be entitled to a salary, except for cases in which they are employed by the Company in other positions, in addition to being directors, which then their salary will be determined as is customary in the Company for similar positions. Directors will be entitled to a variable performance based salary and to an equity based salary.

3)	CEO

The CEO’s salary will be composed of a fixed salary, a variable performance based remuneration and an equity based remuneration. The performance based component will be based on measurable performances to be determined by the Remuneration Committee and the Board of Directors, for an amount which shall not exceed 12 of the CEO’s monthly salaries. With regard to the equity based component, the Board of Directors will be able to condition the maturity of the options on meeting the goals determined at time the options within the Grant Letters were granted.

4)	Officers (who are not directors or the CEO)

The salary of officers will be composed of a permanent salary, a variable performance based salary and an equity based salary. The grants will be based on quantitative and qualitative goals. Personal goals will be determined for every officer, and these goals will be derived, among other things, from the Company’s strategic work plan and from the work plan of the division which the officer manages. The goals for receiving the grant to which the officer is entitled to, will be determined by the Remuneration Committee and the Board once every year at the time the annual work plan is approved subject to article 4.3 (a) above.

6.	Considerations for granting remuneration, which are examined with respect to each of the officers

At the time of the approval of the Company’s entering into an employment agreement with an officer, the Company will examine, among other things, the following criteria, with respect to every officer:

6.1.	Education, qualifications, expertise, professional experience, accomplishments.

6.2.	Position, his domains of responsibility, previous salary agreements.

6.3.	The relation between the terms of service and employment to the salary of the rest of the Company’s employees, average salary and median salary.

6.4.	Variable terms of service (performance based remuneration and equity based remuneration), and creating an appropriate incentive for fulfilling the company’s goals;

6.5.	Influence of the Company’s business results and the personal contribution of each officer for securing these results.

7.	The company’s policy with regard to existing agreements

It is the Company’s opinion that a change to an officer’s terms of service, including to the remuneration conditions may adversely affect the working relations in the company and the commitment of Company officers.

Therefore, and with regard to the conditions of serving officers included in the agreement which its conditions and components as will be examined, from time to time as part of the trust and fiduciary duties of the Company’s relevant organs, will be found to be reasonable and fair, will not be changed, and the agreement with the officer which was signed prior to the determination of the Company’s remuneration policy will continue to apply.

With regard to granting a grant to an officer according to an agreement which was signed prior to the determination of the Company’s remuneration policy, whose granting is not a matter of discretion according to the terms of the agreement, the Company would see the grant as one whose approval procedure ended, and therefore, there is no need to approve the grant according to the remuneration policy as mentioned.

Regarding a grant which is subject to discretion, the Company would see the grant as one whose approval procedure is yet to be ended, and therefore, the grant must be approved according to the remuneration policy as mentioned.

An agreement with an officer which will be signed after the adoption of the remuneration policy will be examined from time to time, and will be adjusted to changes, if the remuneration policy will be changed, and the agreement will be also examined from time to time according to the Company’s capabilities and needs.

8.	Validity of the Remuneration Policy

The remuneration policy will be valid for three years from the time it was approved by the general meeting. The Company’s Board of Directors will hold a discussion every year regarding the remuneration policy and will examine the remuneration policy from time to time, at its discretion. In cases where there have been significant changes to the circumstances which brought forth the determination of the Company’s remuneration policy, the Company’s Board of Directors will act to bring about change. Any change to the remuneration policy made by the Board will require the approval of the Remuneration Committee. In addition, a decision regarding the restart of the remuneration plan, after 3 years, will require the approval of the Remuneration Committee, the Company’s Board of Directors, and the approval of the general meeting of the Company’s shareholders.

9.	Miscellaneous

9.1.	The Company’s Board of Directors will examine the provisions of the remuneration policy and the need for adjusting the remuneration policy according to the considerations detailed in section 1 above, from time to time at its discretion. Any change, including addition or deletion in one of the sections will be approved by the Company’s Remuneration Committee, the Company’s Board of Directors and the general meeting of the Company’s shareholders according to the requirements of Amendment No. 20 to the Companies Law.

9.2.	The board is authorized to deduct the remuneration conditions mentioned in this remuneration policy at its full and exclusive discretion, if found that the circumstances justify such a deduction.

9.3.	The Remuneration Committee and the Board will be authorized to grant officers grants based on criteria which are not measurable, and which will constitute an insubstantial part of the total remunerations given to the officer while taking into account the officer’s contribution to the Company subject to article 4.3 above.

9.4.	In any change to the service terms which was not brought to the approval of the general meeting (change to the CEO’s terms of service or other exceptions according to the provisions of the law) the extent of the annual change in all the remuneration’s components will not exceed 10% of the salary.

9.5.	Officers’ employment agreements will include provisions aimed at protecting the Company’s intellectual property rights as well as confidentiality and non-competitiveness clauses, and their wording will be adjusted according to the relevant officer, and out of respect to his position and importance in the Company.

Appendix B

Management Service Agreement

This personal management service Agreement (the "Agreement") is made and entered into as of _________ 201_, (the “Commencement Date”) by and between BiondVax Pharmaceuticals Ltd., a public company incorporated in the State of Israel and listed on the Nasdaq Capital Market, companies registrar no. 513436105 (the “Company”), and Dr. Ron Babecoff, I.D. number 068780410, (“Dr. Babecoff”).

WHEREAS,	On April 1, 2007, the Company entered into a Management Service Agreement to retain Dr. Babecoff’s services to serve as president and CEO of the Company, and such agreement was amended on April 18, 2012; and

WHEREAS	On July 19, 2015, the Company’s shareholders meeting approved new compensation terms to Dr. Babecoff; and

WHEREAS	On April 15, 2018, and April 30, 2018, the Compensation Committee of the Board of Directors (the “Board”) and the Board, respectively, approved new compensation terms to Dr. Babecoff; and

WHEREAS	On October 3, 2018, the Compensation Committee amended and ratified the proposed compensation terms to Dr. Babecoff, which were approved by the Board on 12 November, 2018;

WHEREAS	On ________, the Company’s shareholders meeting approved the compensation terms to Dr. Babecoff as set forth in this agreement;

WHEREAS	the parties desire to state the terms and conditions of Dr. Babecoff’s services and compensation terms, effective as of the Commencement Date.

NOW, THEREFORE, in consideration of the agreements and covenants contained herein, the Company and Dr. Babecoff hereby agree as follows:

1.	Preamble

1.1.	The preamble of this Agreement constitutes an integral part thereof.

1.2.	The division of the terms of this Agreement into clauses and the headings of the clauses are solely for the sake of convenience and they may not be used for interpretive purposes.

1.3.	References in this Agreement to a particular gender shall be applicable to all genders.

2.	Exclusivity of the Agreement

This Agreement constitutes the entire agreement between the parties with respect to Dr. Babecoff’s services with the Company, whether directly or indirectly, and supersedes all prior understandings, agreements, representations and discussions between them, oral or written with respect to the Contractor’s services with the Company.

3.	Performance of Services

3.1.	The Company hereby retains Dr. Babecoff’s Services, as defined in Section 5 herein. Babecoff agrees and undertakes that the Services shall be provided exclusively by himself, which undertaking is a fundamental term of this Agreement. None of the Services may be delegated, assigned, or subcontracted by Dr. Babecoff to others without the prior written consent of the Company.

3.2.	It is hereby agreed that such Services shall be performed under and pursuant to the terms and conditions hereinafter set forth. Dr. Babecoff hereby represents in favor of the Company that no provision of any law, regulation, agreement or other document prohibits it from entering into this Agreement.

3.3.	Dr. Babecoff shall provide the Services either as a contractor through a company wholly owned by him or as an employee of the Company, subject to any applicable law and provided the Company shall not incur additional costs other than the compensation terms provided in Section 6 below.

4.	Term

This Agreement shall be in full force and effect as of the Commencement Date for a period of five (5) years, unless terminated earlier as provided in Section 7 hereof (such term being referred to herein as the “Agreement Period”).

5.	Scope of Services

5.1.	During the Agreement Period, Dr. Babecoff shall serve as the Chief Executive Officer of the Company.

5.2.	Dr. Babecoff shall provide the Services utilizing the highest professional skill, diligence, ethics and care to ensure that the Services are preformed to the reasonable satisfaction of the Company.

5.3.	During the Agreement Period (as defined below), Dr. Babecoff shall be entitled to render services of a professional, commercial or advisory nature, including paid lectures, to third parties in scope which shall not exceed 20 hours per month, subject to the provisions of this Agreement (including Section 8.3 below), and provided that such rendered services shall not interfere with the Services.

5.4.	Dr. Babecoff shall not, directly or indirectly, accept any commission, rebate, discount or gratuity in cash or in kind, from any person other than Company, in any connection with his contractor relationship with the Company.

5.5.	Dr. Babecoff shall inform the Company in writing, as soon as possible and immediately upon discovery, of any conflict of interest with the Company and/or with the duties required of him under this Agreement.

6.	Consideration

6.1.	Monthly salary. During the Agreement Period, the Company shall pay Dr. Babecoff a monthly fee equal to NIS 80,000 in employee cost, and shall be entitled to a 2% salary raise each year for 5 years.

6.2.	Equity compensation. Dr. Babecoff shall be granted 8,633,310 restricted share units, or RSUs, represented by 215,832 American Depositary Shares (“ADSs”, each ADS represents 40 ordinary shares no par value) in lieu of his forfeiture of unregistered options exercisable to 5,929,503 ordinary share of the Company, no par value. It is agreed that the vesting schedule shall be as follows:

(i)	40% of the RSUs shall vest immediately;

(ii)	60% of the RSUs shall commence its vesting in three equal portions each year commencing upon the later of: (a) March 1, 2019; (b) the Board determines that, no later than February 13, 2019, Dr. Babecoff reasonably satisfied any and all conditions of the arrangement agreement he signed with the Israeli Tel Aviv District Attorney, for the conclusion of investigation proceedings against him (the “Arrangement”). It is hereby clarified that in the event Dr. Babecoff does not meet the condition specified in Section 6.2(ii)(b), the 60% of the RSUs shall not vest altogether. It is also clarified, that in the event Dr. Babecoff meets the condition specified in Section 6.2(ii)(b), the second and third portion of the RSUs shall vest on March 1, 2020 and March 1, 2021, respectively.

Notwithstanding the above, and provided the Arrangement conditions have been fulfilled as stipulated in this Section 6.2(ii), in the event of sale of all or most of the Company’s assets to a third party, the RSUs that have not yet vested shall immediately vest and become unrestricted.

6.3.	Performance Bonus. Dr. Babecoff shall receive a one-time bonus equal to twelve (12) monthly salaries equal to NIS 960,000 as recognition of Dr, Babecoff’s recent extraordinary achievements and performance, which include, inter alia, capital raisings and clinical trials progress.

6.4.	Annual Bonus. Dr. Babecoff shall be entitled to an annual bonus not exceeding nine (9) monthly salaries, subject to the fulfillment of annual targets as determined by the Compensation Committee and the Board, and subject to any requisite corporate bodies’ approvals. Without derogating from the above, it is agreed that Dr. Babecoff shall receive an annual bonus for 2018 upon fulfillment of the following targets:

No.	Target		Percentage of bonus (9 monthly fees =100% of bonus)
1	Clinical setup for phase 3 – including performing startup activities such as acceptance of the CRO’s (the Contract Research Organization) and the EMA’s (European Medicines Agency) approval for conducting the trial and opening clinical centers		22%
2	Release clinical batches for phase 3, cohort 1, in a schedule allowing the full recruitment of trial participants during the coming winter		22%
3	Batch injection to the minimum number of subjects required to enable the completion of phase 3 within 2 years with the desired statistical power which estimated to be approximately 3600 trial’s participants	failure to fulfill this Third Target, shall not be entitle Dr. Babecoff to any annual bonus for 2018.	22%
4	Initializing batch injection in the clinical trial (phase 2) conducting in the USA no later than the end of Q3 of the year 2018.		12%
5	Completion of the transfer of the Company’s offices to the new facility in Jerusalem.		12%
	Board’s discretion		10%

6.5.	Expenses. The Company shall promptly reimburse Dr. Babecoff for all reasonable business expenses incurred during the Agreement Period by Dr. Babecoff in performing his services hereunder, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company.

6.6.	Company Car. The Company shall make available to Babecoff an automobile of class “3” for Dr. Babecoff’s use, with all maintenance and usage expenses paid by the Company. All liability for any parking or traffic fines shall be borne by Dr. Babecoff. Dr. Babecoff shall be liable for any and all income tax liability applicable to his use of the automobile. Should the Company terminate this Agreement, Dr. Babecoff shall be required to return possession of such automobile, together with all keys thereo, to the Company, within 9 months’s from receipt of notice. Should the Agreement be terminated due to a voluntary termination initiated by Dr. Babecoff, Dr. Babecoff shall be required to return possession of such automobile upon actual termination of the Agreement. Dr. Babecoff shall not have any lien over the Car and/or any of its accessories.

6.7.	In the event a Material Agreement (as defined below) shall be signed between the Company and a third party during the Agreement Period or during a period of three years commencing on the date of the termination of this Agreement by the Company, Dr. Babecoff shall be entitled to a one time bonus per Material Agreement in the rate equal to 1.75% of the proceeds received by the Company resultant of the Material Agreement.

Material Agreement shall be defined as: (i) an agreement or a series of Agreements, (ii) pertaining a transaction with the Company (or any other entity designated for this transaction by the Company) in connection with the sale of all or substantially all of the Company’s assets or a commercialization of one of its products in the field of business, (iii) the total proceeds received resultant of such agreement during the Agreement Period (as defined below) shall be no less than a sum of $10,000,000.

7.	Termination

7.1.	The Company may terminate this Agreement at any time and for any reason, provide that Dr. Babecoff shall receive a written termination notice of not less than 9 months in advance.

7.2.	Dr. Babecoff may terminate this Agreement upon 90 (ninety) days’ prior written notice.

7.3.	In the event of termination under Sections 7.1 or 7.2 above either by the Company or by Dr. Babecoff, the Company may at its sole discretion shorten all or part of the notice period, terminate immediately any contractual relationship and pay Dr. Babecoff his Monthly Fees (as defined in Section 6.1 above) with respect to the remainder of the notice period.

7.4.	The Company may immediately terminate Dr. Babecoff’s contracting relationship with the Company under this Agreement for “Cause” at any time and without derogating from any right of the Company. “Cause” shall mean: (1) a material breach by Dr. Babecoff of its obligations under this Agreement; or (2) breach of trust, malfeasance or gross negligence by Dr. Babecoff; or (3) Dr. Babecoff being convicted with any felony; or (4) Dr. Babecoff not complying with all conditions of the Arrangement, as defined in Section 6.2(ii) above.

7.5.	Transfer of services. Upon the expiration or termination of this Agreement, Dr. Babecoff will assure the smooth transfer of services to his successor, by coordinating with his successor and helping familiarize him with the Company and the nature of his position and duties.

8.	Confidential information; Inventions; Non-competition

8.1.	Confidential Information. In consideration of the Company’s agreements hereunder, and in further consideration of the benefits accruing to Dr. Babecoff hereunder, Dr. Babecoff agrees and undertakes that he shall not, directly or indirectly, disclose or use at any time, either during or subsequent to the Agreement Period, any trade secrets or any other information which is not known to the public (collectively, “Confidential Information”), of which Dr. Babecoff is to become informed or aware during the Agreement Period. Confidential Information also includes, marketing plans, business plans, strategies, forecasts, unpublished financial information, budgets, projections, product plans, pricing, tenders and any price sensitive information, personnel information, including identities, product sales and purchase history or forecasts and agreements and the terms and provision of this Agreement.

Upon termination of the Agreement Period, or at any other time upon request of the Company, Dr. Babecoff shall promptly deliver to the Company all physical and electronic copies and other embodiments of Confidential Information and all memoranda, notes, notebooks, records, reports, manuals, drawings, blueprints and any other documents or things belonging to the Company, and all copies thereof, in all cases, which are in the possession or under Dr. Babecoff’s control. Dr. Babecoff agrees that the return of such materials and any other equipment made available to Dr. Babecoff by the Company shall be a condition to receiving any benefits and amounts payable to Dr. Babecoff upon termination.

8.2.	Inventions and Discoveries. All and any work products of Dr. Babecoff in the scope of the Services shall belong to the Company, including any business plan, patent, invention, development, idea, technology, methods of work, processes, research data, improvements and future products (herein referred to as an “Invention”) which are invented by or in cooperation with Dr. Babecoff during the term of the Agreement shall be wholly owned by the Company, and the Company shall be entitled to deal therewith as it desires and register and/or disseminate the Invention in its name. Dr. Babecoff shall assist the Company in everything necessary in order to present, disseminate and/or register its rights in such an invention, both in Israel and abroad, and shall execute every document required in such connection even after the termination its contracting relationship with the Company insofar as necessary. Dr. Babecoff irrevocably appoint the Company as their attorney in fact in their name and on their behalf to execute all documents and do all required in order to give full effect to the provisions of this Section. The duty of confidentiality in Section 8.1 shall also apply to any such Invention.

8.3.	Non-competition Covenant. Without derogating from sub paragraphs 8.1 and 8.2 above, Dr. Babecoff agrees and undertakes that at all times during the Agreement Period and thereafter until the twelfth month from the termination of the contracting relationship with the Company for any reason (the “Non-competition Period”), Dr. Babecoff shall not, except on behalf of the Company, directly or indirectly, Participate in any Competitive Business (as each of such terms is defined below).

For purposes of this Agreement, the term “Participate” means to have any direct or indirect interest, participation or involvement, whether as an officer, director, employee, partner, sole proprietor, agent, representative, independent contractor, consultant, franchiser, franchisee, creditor, owner, stockholder or otherwise; provided, however, that the foregoing shall not prevent Dr. Babecoff from investing in publicly traded securities issued by any corporation, provided the holding therefore by Dr. Babecoff do not constitute more than five percent (5%) or outstanding shares, so long as Dr. Babecoff do not have any participation in the business management of such entity.

For the purposes of this Agreement the term “Competitive Business” means any enterprise, venture or proprietorship engaged in or which proposes to engage in the development, manufacture, sale, licensing and/or distribution of any information, products and/or Services that are the same as or substantially similar to the information, products and/or Services provided (or in development and proposed to be provided) by any business unit or division within the Company in which Dr. Babecoff provided services prior to termination of the Agreement Period for any reason.

8.4.	Non-Solicitation of Employees. Dr. Babecoff recognizes that he will possess confidential information about employees and other contractors of the Company, relating to their education, experience, skills, abilities, compensation and benefits, and inter-personal relationships with customers of the Company. Dr. Babecoff recognizes and undertakes that the information Dr. Babecoff will possess about these employees and other contractors is not generally known, is of substantial value to the Company in developing their business and in securing and retaining customers, and has been and will be acquired by him because of his business position with the Company. Dr. Babecoff undertakes that, during the Agreement Period and for a period of one (1) year thereafter, Dr. Babecoff will not, directly or indirectly, solicit or recruit any employee of the Company for the purpose of being employed by them of by any other on whose behalf they are acting as an agent, representative or employee and that he will not convey any such confidential information or trade secrets about employees of the Company to any other person.

8.5.	Acknowledgement. Dr. Babecoff hereby expressly agree that the terms of this Section 8 are reasonable, in light of the provisions of this Agreement.

8.6.	The provisions of Section 8 shall remain in full force and effect following the termination of this Agreement for whatever reason.

9.	Miscellaneous

9.1.	Modifications. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Dr. Babecoff and the Company.

9.2.	Company’s Successors. As used in this Agreement, “Company” shall mean the Company as herein defined and any successor (whether direct or indirect, by purchase, merger, consolation or otherwise) to all or substantially all of the business and/or assets of the Company or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

9.3.	Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions and conditions at the same or at any prior or subsequent time.

9.4.	Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Israel without regard to its conflicts of law principles.

10.	Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not effect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Upon such determination that any term of other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the term of this Agreement remain as originally contemplated to the fullest extent possible.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

BiondVax Pharmaceuticals Ltd.	Dr. Ron Babecoff

By:______________

Appendix C

Management Service Agreement

This personal management service Agreement (the “Agreement”) is made and entered into as of _________ 201_, by and between BiondVax Pharmaceuticals Ltd., registration number ……………, a public company incorporated in the State of Israel and listed on the Nasdaq Capital Market, companies registrar no. 513436105 (the “Company”), and Mark Germain, I.D. number _________, residing at ____________________ (the “Contractor”).

WHEREAS,	the Company wishes to retain the Contractor, and the Contractor wishes to be retained by the Company as a director and vice chairman of the board to assist the Company on capital market and mergers and acquisition matters (the “Engagement”); and

WHEREAS	the parties desire to state the terms and conditions of the such Engagement by the Company, effective as of the Commencement Date as set forth below.

NOW, THEREFORE, in consideration of the agreements and covenants contained herein, the Company and the Contractor hereby agree as follows:

1.	Preamble

1.1.	The preamble of this Agreement constitutes an integral part thereof.

1.2.	The division of the terms of this Agreement into clauses and the headings of the clauses are solely for the sake of convenience and they may not be used for interpretive purposes. The Appendixes to this Agreement constitute an integral part hereof.

1.3.	References in this Agreement to a particular gender shall be applicable to all genders.

2.	Exclusivity of the Agreement

This Agreement constitutes the entire agreement between the parties with respect to the Contractor’s services with the Company, and supersedes all prior understandings, agreements, representations and discussions between them, oral or written with respect to the Contractor’s services with the Company.

3.	Independent Contractor Services

3.1.	The Company hereby retains the Contractor’s Services, as defined in this Section herein. The Contractor agrees and undertakes that the Services shall be provided exclusively by Contractor, which undertaking is a fundamental team of this Agreement. None of the Services may be delegated, assigned, or subcontracted by the Contractor to others without the prior written consent of the Company.

3.2.	The Services. Contractor shall serve as a director of the board of the Company and vice chairman, either elected by the board of directors or by the annual shareholders meeting, as applicable and subject to applicable law. Contractor shall be responsible and make all best efforts to assist the Company on capital market and mergers and acquisition matters.

3.3.	It is hereby agreed that such Services shall be performed under and pursuant to the terms and conditions hereinafter set forth. The Contractor hereby represents in favor of the Company that no provision of any law, regulation, agreement or other document prohibits it from entering into this Agreement.

3.4.	The Contractor agrees that Contractor shall act as an independent contractor in the performance of the duties under this Agreement and that nothing contained herein shall create (or has created) or be construed to create an employer-employee relationship between the Company and the Contractor and that the Contractor shall not be entitled to any Company employment rights or benefits. In the event that any court will determine that employer-employee relationship existed between the Company and/or Contractor, any payments paid to the Contractor under this Agreement shall be deemed in lieu of any payments due to Contractor under any applicable employment law, had he been an employee of the Company including without limitation any payments for or in lieu of severance, vacation, sick leave, convalescence, management insurance or similar like payments made to employees and not to contractors.

3.5.	Without prejudice to the generality of Section 3.4 above, if any judicial instance shall determine following the date hereof that Contractor has been rendering his Services as an “employee” to the Company pursuant to the terms of this Agreement or the Previous Agreement (albeit the specific opposite arrangement contemplated herein and therein) and therefore that Contractor is eligible to receive various terms and/or social benefits as if he was employed by the Company – the parties hereby specifically agree that the monthly salary which presumably is owed by the Company to the Contractor, shall be calculated as 60% (sixty percent) of the total average monthly consideration paid by the Company to the Contractor hereunder (“Agreed Salary”). The Contractor will refund the Company on the date of such judicial determination, with an amount equal to the total surplus payments which Contractor received from the Company beyond the Agreed Salary.

3.6.	Without derogating from the above, in any case Contactor will bring such claims the Company will have the right to set-off any payment due to the Contractor against the sums due to the Company, as a result of the above.

4.	Term

The period of renders of Services by the Contractor to the Company pursuant to the terms hereunder shall commence as of the Commencement Date, that shall be the date of Contractor’s election as a board member and shall remain in full force so long as the Contractor serves as a director of the board of the Company, as approved by the necessary corporate bodies of the Company (such term being referred to herein as the “Contracting Period”).

5.	Scope of Services

5.1	During the Contracting Period, Contractor shall serve as the director and vice chairman of the board of the Company, as set forth in section 3.2 above.

5.2	Contactor shall devote the required time and his effort to the performance of his duties.

5.3	In the event that the Contractor shall discover that it has or might have at some point in the future any conflict of interest with the Company and/or with the duties required of him by virtue of his contractor relationship with the Company, the Contractor shall, as soon as possible, so inform the Company in writing, immediately upon such discovery.

6.	Consideration

6.1	As consideration for his services under this Agreement, Contractor shall receive a monthly payment of $10,000, plus VAT, if applicable (the “Fees”). The Fees for each month shall be payable within ten (10) Calendar days of the first day of the following calendar month, against a proper tax invoice to be issued by the Contractor.

6.2	In addition, Contractor shall receive, unregistered option exercisable into American Depositary Shares, each equal to 40 ordinary shares no par value, under the Company’s existing share option plan, in an amount equal to 2% of the issued and outstanding capital of the Company as of the Commencement Date (the “Options”). The Options shall vest during a period of 4 years, and the first portion of the options shall vest following twelve months of the option grant. The grant of the Options shall be subject to the approval of the board of directors and the shareholders meeting of the Company, and all other approvals necessary by any applicable law.

6.3	The Company shall reimburse Contractor on reasonable expenses in connection with the fulfillment of his duties under this Agreement.

7.	Termination

7.1	Both parties may terminate this Agreement at any time for any reason, by providing a written notice of 30 days in advance.

7.2	This Agreement shall terminate in the event Contractor no longer serves as a director of the board of the Company.

8.	Confidentiality

Contractor undertakes to sign confidentiality agreements affirming Contractor’s obligation not to disclose Confidential Information, non-competition covenants and waiver regarding inventions and discoveries.

9.	Miscellaneous

9.1.	Any modification or amendment to the provisions of this Agreement and the appendixes hereto shall be valid only if effected in writing and signed by both parties hereto.

9.2.	This Agreement shall be governed by the laws of the State of Israel and the competent courts in Tel-Aviv shall have exclusive jurisdiction over any dispute arising between the parties with respect of this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

BiondVax Pharmaceuticals Ltd.

By:

Appendix D

Exemption from Liability and Indemnification Agreement

This Exemption from Liability and indemnification Agreement (this “Agreement”) is made as of ________, 201_, by and between BiondVax Pharmaceuticals Ltd. (the “Company) and __________________ I.D. No. ___________ (the “Indemnitee”).

WHEREAS the Company desires to attract and retain qualified directors and officers and to provide them with protection against liability and expenses incurred while acting in that capacity; and

WHEREAS Indemnitee is director or officer of the Company;

WHEREAS among other, the Company has taken actions to complete an initial public offering in the U.S. in order to register and issue Company’s securities in a U.S. stock exchange;

WHEREAS the Company agrees to indemnify Indemnitee upon certain occurrences all under the terms of this Agreement.

Now, therefore, the parties agree as follows:

1.	Exemption from Liability

The Company hereby exempts Indemnitee from any liability, partial or full, towards it due to any damage it shall incur and/or that had incurred, whether directly or indirectly, due to a breach of your duty of caution towards the Company.

2.	Indemnity

2.1.	The Company hereby undertakes to indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense, as set forth hereafter, that shall be imposed on you and/or that you shall incur as a result of an action that you committed or that you shall commit In Israel, United States of America or other county in the world, by virtue of you being an officer in the Company or its representative and at its request, subject to the provisions and limits set forth in this Agreement, as follows:

●	A financial obligation imposed on Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

●	Reasonable litigation expenses, including attorney’s fees, expended by Indemnitee, in an investigation or proceeding instituted against him by an authorized authority, pursuant to which no indictment was filed against him and no monetary liability was imposed on him as an alternative to a criminal proceeding, for a crime which does not require a finding of mens rea (criminal intent).

●	Reasonable litigation expenses, including attorney’s fees, expended by Indemnitee or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in any criminal proceeding of a crime which does not require proof of mens rea.

●	Expenses expended by Indemnitee or imposed on him in connection to administrative proceedings involving him, including attorney fees.

●	A payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54) of the Israeli Securities Law, 1968, as amended (the “Securities Law”).

●	Any other monetary liability or other expense that the Company is permitted by law to indemnify Indemnitee.

2.2.	General Limitation on Indemnity

If the Indemnitee would not be permitted to be so indemnified as provided under this Agreement according to a final judicial determination which all rights of appeal therefore have been exhausted or lapsed, the Company shall be entitled to be reimbursed by Indemnitee for all such amounts therefore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid thereunder shall be unsecured and no interest shall be charged thereon.

2.3.	Other limitation on Indemnity

●	The Company undertakes to indemnify Indemnitee with respect to Section 2.1 above, and in accordance with the terms of this Agreement up to an amount which shall not exceed 25% of the Company’s net assets based on the most recently audited or reviewed financial statements prior to actual payment of the indemnification amount.

●	Indemnitee shall not be entitled to indemnification under Section 2.1, for financial obligations imposed arising from any of the following: (i) a breach of the duty of fiduciary by Indemnitee, except, to the extent permitted by law, for a breach of the duty of fiduciary by the Indemnitee to the Company, a subsidiary or an affiliate to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, subsidiary or affiliate, as applicable, or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly, except if it was done in negligence only; or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee (excluding a fine or monetary penalty imposed pursuant to the conviction of a crime which requires the proof of mens rea (criminal intent); or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than (a) by way of defense or by way of third party notice in connection with claim brought against the Indemnitee, or (b) in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by Indemnitee, which approval shall not be unreasonably withheld.

●	The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O” Policy”), such that Indemnitee will not be entitled to payment from the Company for amounts which Indemnitee has actually obtained under the D&O Policy.

●	Subject to the provisions of Section 2.3, the indemnification hereunder will, in each case, cover all sums of money that the Indemnitee will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

●	The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder. Such reimbursement shall not exceed the amount the Company has paid to the Indemnitee.

2.4.	Limitation of Categories of Claims. The indemnification pursuant to Section 2.1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company’s Board of Directors to be foreseeable at the date hereof;

●	The offering of securities by the Company and/or by a shareholder thereof to the public in Israel, the U.S. or any other country in the world and/or to private investors or the offer by the Company to purchase securities from the public in such territories and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

●	Occurrences in connection with investments in or by the Company and/or subsidiary and/or affiliate in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by the Indemnitee in the name of the Company and/or subsidiary and/or affiliate as a director, officer, employee and/or board observer of the corporation which is the subject of the transaction and the like;

●	The sale, purchase and holding of negotiable securities or other investments for or in the name of the company and/or subsidiary and/or affiliate;

●	Actions in connection with the merger of the Company and/or any Subsidiary and/or any affiliate with or into another entity;

●	Actions in connection with the sale of the operations, assets and/or business, or part thereof, of the Company and/or Subsidiary and/or affiliate, and all transactions as defined in Section 1 to the Israeli Companies Law, 1999 (the “Companies Law”);

●	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, licensing or acquisition of rights in products, assets or technologies of other persons or legal entities, and the sale, licensing or grant of license in the same to other persons or legal entities, and the division or consolidation thereof;

●	Actions taken in connection with labor relations and/or employment matters (including employment-related benefits) in the Company and/or subsidiary and/or affiliate and trade relations of the Company and/or subsidiary and/or affiliate, including with employees, independent contractors, customers, suppliers and various service providers;

●	Actions in connection with the developing, testing and manufacturing of products (including a third party’s products, solutions and technologies) by the Company and/or subsidiary and/or affiliate or in connection with the distribution, sale, license or use of such products, solutions or technologies, and management of projects whether of the Company and/or subsidiary and/or affiliate and/or any third party;

●	Actions relating to the promotion, offering and/or support of the products, solutions and technologies in the fields of operation of the Company, any of its subsidiaries or affiliates as shall exist from time to time.

●	Actions taken in connection with the intellectual property of the Company and/or subsidiary and/or affiliate and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property or any claim or demand made for actual or alleged infringement, misappropriation, or misuse of any third party’s intellectual property rights by the Company, its subsidiaries or affiliates, including without limitation confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, and misappropriation of ideas by the Company, its subsidiaries or affiliates;

●	Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or subsidiary and/or affiliate, that have been decided upon, whether such policies and procedures are published or not, and actions relating to the operations and management of the Company and/or of any subsidiaries and/or affiliates.

●	Occurrences resulting from the Company’s and/or subsidiary’s and/or affiliate’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in the U.S. or elsewhere;

●	Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company and\or subsidiary and/or any affiliate.

●	Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company or its subsidiaries or its affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

●	Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

●	Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company or the party making such claim (including any transaction with directors or officers of the Company or any controlling shareholder of the Company).

●	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company and\or subsidiary and/or affiliate, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any federal, state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

●	Any actions or decisions relating to insurance matters and/or risk management of the Company.

●	The filing of a report and/or announcement required by the Companies Law and/or any securities law which is applicable or may be applicable to the Company from time to time, including the U.S. Securities Laws, including the regulations pertaining to these laws, the Israeli Securities Law - 1968, and/or according to rules and/or regulations adopted by the NASDAQ or any other stock exchange and/or securities market and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement, and/or actions relating to tender offers of the Company, including actions relating to delivery of opinions in relation thereto.

●	Any decision regarding a distribution, as defined in the Companies Law, including a distribution pursuant to a court order, and/or repurchase of shares or returns of capital or loans of the Company.

●	Any actions in connection with the change in the Company’s structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a change in the Company’s capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

●	Approval of corporate actions, including the approval of acts of the Company’s management, its guidance and its supervision.

●	Any claim or demand made in connection with any expression of opinion or saying made in good faith during the course of performance of duties and in connection with the performance of duties, including during meetings of the board of directors or committees of the Company;

●	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity (in Israel or abroad), including the Office of the Chief Scientist or the Investment Center of the Israeli Ministry of Industry and Commerce, the Israeli Antitrust Authority or the Israel Securities Authority, or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company and/or Subsidiary, or any of their respective businesses or operations.

●	Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, for damages, losses or personal injuries related to such products.

●	Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors.

●	Any acts in regard of invasion of privacy, participation and/or non-participation at Board meetings and/or voting and/or abstention from voting at Board meetings, approval of corporate actions, claims of failure to exercise business judgment.

●	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

●	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

●	Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials.

●	Granting of liens on Company assets and granting guarantees on behalf of the Company.

●	Claims in connection with publishing or providing any information, including any filings with governmental authorities in the U.S., Israel and elsewhere, on behalf of the Company, in the circumstances required under applicable laws.

●	Claims in connection with the preparation, approval or providing of any annual or quarterly financial statements, profit and loss statements, balance sheets and similar financial information or forecasts.

●	Any of the forgoing actions or decisions relating or otherwise applicable to any subsidiary or affiliate of the Company, as may exist from time to time.

●	Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

2.5.	Indemnification Procedure.

●	The Indemnitee shall notify the company if any claim is brought against him in respect which indemnity may be sought under this Agreement.

●	The Indemnitee shall promptly notify the Company of any legal proceedings initiated and of all possible or threatened legal proceedings without delay following first becoming aware thereof, and the Indemnitee shall deliver to the Company, or to such person as it shall advise, without delay all documents received in connection with these proceedings. Similarly, the Indemnitee must advise the Company on an ongoing and current basis concerning all events which the Indemnitee suspects may give rise to the initiation of legal proceedings against the Indemnitee. Notice to the Company shall be directed to the Chief Executive Officer with a copy to the General Counsel and the Chief Financial Officer of the Company as per Section 2.14 hereof, or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Board and the other addressees.

●	The Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless: (i) the Company shall not have assumed the defense of the Claim, or (ii) the named parties to any such action (including any impleaded parties) include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between Indemnitee and the Company, in either of which events reasonable fees and expenses of such counsel to Indemnitee shall be borne by the Company. However, in no event will the Company be obligated to pay the fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his name without his prior written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s prior written consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and/or pursuant to law and further provided that any such settlement or arrangement does not impose on Indemnitee any liability or limitation.

●	The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company’s written consent. Indemnitee shall give the Company such information and cooperation as may be required.

●	The Indemnitee will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that the Indemnitee will not be required to pay the same or to finance the same himself.

●	Upon Indemnitee’s written request to the Company to indemnify him in accordance with the provisions of this Agreement, the Company will take all necessary action in accordance with the law to indemnify the Indemnitee and will act to receive all required approvals for such indemnification, if so required. If such required shall not be obtained by the Company, them such payment of unapproved indemnification will be subject to the approval of the requisite court of law, and the Company will take necessary action to obtain such court’s approval.

2.6.	Subrogation. In the event of payment under this Agreement from Company to Indemnitee, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

2.7.	Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

2.8.	Other Indemnification. the Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts, which are in excess of the amount paid to Indemnitee pursuant to such policy or agreement and other than a deductible payable by the Indemnitee under an insurance policy or indemnification agreement.

2.9.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with a Claim or Claims actually indemnified hereunder by the Company.

2.10.	Non-Exclusivity. The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period hereunder the rights of the then existing directors and officers are more favorable to such directors or officers than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

2.11.	Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. If such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

2.12.	Termination of Services. For the avoidance of doubt, the Company will indemnify Indemnitee even if at the relevant Time of Indebtedness Indemnitee is no longer a director or officer of the Company or of a Subsidiary or a director, officer and/or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by the Indemnitee while serving as a director, officer and/or board observer, as aforesaid, and in such capacity.

2.13.	Further Assurances. The parties will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary, if for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

2.14.	Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

2.15.	Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject matter hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

2.16.	Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assignees, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assignees and to the benefit of the Company, its successors and assignees. Indemnitee shall not assign or otherwise transfer his rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

2.17.	Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Israel, without regard to their rules of conflict of laws, and any dispute arising from or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

2.18.	Construction. The undertakings of the parties pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law that is not dispositive or which cannot be amended, the provision of law shall prevail but the same shall not impair or derogate from the validity of the other provisions hereunder.

2.19.	Counterpart Signatures. This Agreement may be executed in counterparts, both of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that two parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or PDF transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or PDF signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BiondVax Pharmaceuticals Ltd.

Name:
Title:

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on May 23, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 1, 2019** at the **Extraordinary General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **May 28, 2019** at 4:00 pm (Israeli Time), in the offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903

4952 BiondVax Pharmaceuticals VIF.indd 2 4/22/2019 3:19:31 PM